SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2002



                               CP SHIPS LIMITED

   ________________________________________________________________________

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

   ________________________________________________________________________

                   (Address of Principal Executive Offices)

     (Indicative by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F____              Form 40-F        X
                                                 -

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes______         No_______

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                              Page 1 of 50 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CP SHIPS LIMITED
                                             ----------------
                                                      (Registrant)

Date:  18 November 2002                      By:/s/ John K. Irving
                                                ------------------
                                                Name:  John K. Irving
                                                Title: Vice President, General
                                                       Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                                Page
----------------------                                                                ----
10.1     Letter from CP Ships relating to the Small Shareholding Selling
         Program for Holders of 99 or Fewer Common Shares of CP
         Ships Limited (together with French translation) dated
         November 15 2002                                                               4

10.2     Letter from CP Ships relating to the Small Shareholding Selling
         Program for Holders of 99 or Fewer Common Shares of Canadian
         Pacific Railway Limited and/or CP Ships Limited (together with
         French translation) dated November 15 2002                                     8

10.3     Odd-Lot Selling Program - Letter of Transmittal (together with
         French translation)                                                            12

10.4     Affidavit of Lost or Destroyed Certificate(s) - CP Ships
         (together with French translation)                                             16

10.5     CP Ships Questions and Answers Booklet relating to Odd-Lot Selling
         Programs for holders of 99 or fewer Common Shares of
         CP Ships Limited (together with French translation)                            18

10.6     Questions and Answers Booklet relating to Odd-Lot Selling Programs for holders of 99 or fewer Common Shares of either Canadian Pacific
         Railway Limited and/or CP Ships Limited
         (together with French translation)                                             24

10.7     CP Ships Shareholder Information Booklet relating to Odd-Lot Selling
         Programs for holders of 99 or fewer Common Shares of CP Ships Limited dated November 15, 2002 (together with French
         translation)                                                                   32

10.8     Shareholder Information Booklet relating to Odd-Lot
         Selling Programs for holders of 99 or fewer Common Shares of
         Canadian Pacific Railway Limited and/or CP Ships Limited
         dated November 15, 2002 (together with French translation)                     41

                                                                  Exhibit 10.1


            LETTER FROM CP SHIPS RELATING TO THE SMALL SHAREHOLDING
           SELLING PROGRAM FOR HOLDERS OF 99 OR FEWER COMMON SHARES
            OF CP SHIPS LIMITED (TOGETHER WITH FRENCH TRANSLATION)
                            DATED NOVEMBER 15 2002

Re: Small Shareholder Selling Program for Holders of 99 or Fewer Common Shares of CP Ships Limited



Dear Shareholder:                                            November 15, 2002

CP Ships Limited (the "Company") is pleased to announce that the Company has established an Odd-Lot Selling Program (the "Program") for holders of 99 or fewer Common Shares of the Company held as of November 7, 2002 (the "Record Date"). The Program will run until February 7, 2003, unless extended and will operate through the facilities of the Toronto Stock Exchange (the "TSX") in compliance with the TSX's policy on Small Shareholder Selling and Purchase Arrangements. Registered and beneficial holders of Common Shares of the Company are eligible to participate.

The Company has arranged for Computershare Trust Company of Canada ("Computershare") to manage the program.

The Company values its shareholders and is aware of the inconvenience that shareholders experience when trying to sell small shareholdings. A minimum brokerage commission for selling 99 or fewer shares could constitute a significant percentage of the total value of the sale of the shares.

THE PROGRAM WILL ALLOW ELIGIBLE SHAREHOLDERS TO SELL THEIR SHARES WITHOUT INCURRING BROKERAGE FEES, TO CONVENIENTLY COMPLETE THE SALE OF THEIR SHARES BY MAIL, AND TO PARTICIPATE IN THE PROGRAM EVEN THOUGH THEIR SHARE CERTIFICATES HAVE BEEN LOST. If you choose to participate in the Program, you will be required to sell all, but not less than all, of your 99 or fewer Common Shares in the Company.

The Program is voluntary and neither the Company nor Computershare makes any recommendation with respect to participation in the Program. Your decision to participate should be based on your financial objectives and particular circumstances and it is recommended that you seek advice from your stock broker or financial advisor.

Further details regarding the Program are set forth in the enclosed Shareholder Information Booklet and Question and Answer Booklet. Please read all enclosed material carefully to help you decide whether to participate in the Program. If you do not wish to participate in the

Program, there is no need to return the enclosed Letter of Transmittal or to notify the Company or Computershare.

If you have any questions about the Program, please contact Computershare toll free (Canada or the U.S.) at 1-866-982-7999 (International at 1-514-982-7800),
or by email to caregistryinfo@computershare.com, during their hours of operation (8:30am - 8:00pm EST).

Yours truly,
John Irving
Vice-President General Counsel
and Secretary
CP Ships Limited

Objet: Services de vente pour les petits investisseurs a l'intention des porteurs de 99 actions ordinaires ou moins de Navigation CP Limitee

Madame, Monsieur,                                          Le 15 novembre 2002

Navigation CP Limitee (la << Societe >> ) a le plaisir d'annoncer qu'elle a mis en place des Services de vente pour les petits investisseurs (les
<< Services >>) a l'intention des porteurs de 99 actions ordinaires ou moins de la Societe en date du 7 novembre 2002 (la << date de cloture des registres >>). Les Services seront en vigueur jusqu'au 7 fevrier 2003, sauf s'ils sont prolonges, et ils seront offerts par l'entremise de la Bourse de Toronto (<< TSX >>), conformement a la politique de cette derniere relative aux services de vente et d'achat pour les petits investisseurs. Les proprietaires inscrits et veritables d'actions ordinaires de la Societe sont admissibles.

La Societe a demande a la Societe de fiducie Computershare du Canada (<< Computershare >>) d'assurer la gestion de ces Services.

La Societe attache beaucoup d'importance a ses actionnaires et est consciente des inconvenients que ceux-ci connaissent lorsqu'ils essaient de vendre de petites quantites d'actions. La commission minimale de courtage exigee pour la vente de 99 actions ou moins peut representer un pourcentage important de la valeur totale de cette vente.

LES SERVICES PERMETTENT AUX ACTIONNAIRES ADMISSIBLES DE VENDRE LEURS ACTIONS SANS AVOIR DE FRAIS DE COURTAGE A PAYER, D'EXECUTER DE FACON PRATIQUE LA VENTE DE LEURS ACTIONS PAR LA POSTE ET D'UTILISER LES SERVICES MEME S'ILS ONT PERDU LEURS CERTIFICATS D'ACTIONS. Si vous desirez recourir aux Services, vous devrez vendre la totalite de vos 99 actions ordinaires ou moins de la Societe.

Le recours aux Services est volontaire, et ni la Societe, ni Computershare ne font de recommandations sur la pertinence de votre participation. Votre decision de participer ou non devrait etre fondee sur vos objectifs financiers et sur votre situation, et nous vous recommandons de prendre conseil aupres de votre courtier en valeurs mobilieres ou de votre conseiller financier. Vous trouverez dans la Brochure d'information a l'intention des actionnaires et dans le document Questions et reponses ci-joints de plus amples renseignements sur les Services. Veuillez lire soigneusement tous les documents ci-joints, pour vous aider a prendre la decision de recourir ou non a ces Services. Si vous ne souhaitez pas recourir a ces Services, il est inutile de renvoyer la Lettre de transmission ci-jointe ou d'en aviser la Societe ou Computershare.

Si vous avez des questions au sujet des Services, n'hesitez pas a communiquer avec Computershare, sans frais (au Canada et aux Etats-Unis), au 1 866 982-7999 (International, au 1 514 982-7800), ou par courriel, a caregistryinfo@computershare.com, pendant ses heures d'ouverture (de 8 h 30 a 20 h, HNE).

Veuillez agreer l'expression de nos sentiments distingues.


John Irving
Vice-president, chef du contentieux
et secretaire
Navigation CP Limitee

                                                                  Exhibit 10.2


            Letter from CP Ships relating to the Small Shareholding
           Selling Program for Holders of 99 or Fewer Common Shares
          of Canadian Pacific Railway Limited and/or CP Ships Limited
           (together with French translation) dated November 15 2002



Re: Small Shareholder Selling Programs for Holders of 99 or Fewer Common Shares of Canadian Pacific Railway Limited and / or CP Ships Limited



Dear Shareholder:                                            November 15, 2002

Canadian Pacific Railway Limited and CP Ships Limited (collectively referred to as "We" or the "Companies") are pleased to announce that We have each established Odd-Lot Selling Programs (the "Programs") for holders of 99 or fewer Common Shares of either of the Companies held as of November 7, 2002 (the "Record Date"). The Programs will run until February 7, 2003, unless extended and will operate through the facilities of the Toronto Stock Exchange (the "TSX") in compliance with the TSX's policy on Small Shareholder Selling and Purchase Arrangements. Registered and beneficial holders of Common Shares of either or both Companies are eligible to participate.

The Companies have arranged for Computershare Trust Company of Canada ("Computershare") to manage each respective program.

Each of the Companies value their shareholders and are aware of the inconvenience that shareholders experience when trying to sell small shareholdings. A minimum brokerage commission for selling 99 or fewer shares could constitute a significant percentage of the total value of the sale of the shares.

THE PROGRAMS WILL ALLOW ELIGIBLE SHAREHOLDERS TO SELL THEIR SHARES WITHOUT INCURRING BROKERAGE FEES, TO CONVENIENTLY COMPLETE THE SALE OF THEIR SHARES BY MAIL, AND TO PARTICIPATE IN THE PROGRAMS EVEN THOUGH THEIR SHARE CERTIFICATES HAVE BEEN LOST. If you choose to participate in either one or both Programs, you will be required to sell all, but not less than all, of your 99 or fewer Common Shares in either one or both of the Companies.

The Programs are voluntary and neither the Companies nor Computershare makes any recommendation with respect to participation in either of the Programs. Your decision to participate should be based on your financial objectives and particular circumstances and it is recommended that you seek advice from your stock broker or financial advisor.

Further details regarding the Programs are set forth in the enclosed Shareholder Information Booklet and Question and Answer Booklet. Please read all enclosed material carefully to help you decide whether to participate in either one or both of the Programs. If you do not wish to participate in the Program(s), there is no need to return the enclosed Letters of Transmittal or to notify the Companies or Computershare.

In an effort to reduce expenses associated with the Programs, the Companies have combined the mailings to the Odd-Lot Shareholders of both Companies since, as a result of the Canadian Pacific Limited spin-off, We share many of the same shareholders. Shareholders should be aware that they are under no obligation and may choose to participate or not to participate in either one or both of the Programs.

If you have any questions about the Programs, please contact Computershare toll free (Canada or the U.S.) at 1-866-982-7999 (International at 1-514-982-7800), or by email to caregistryinfo@computershare.com, during their hours of operation (8:30am - 8:00pm EST).

Yours truly,

Marcella M. Szel                                John Irving
Vice-President, Strategy                        Vice-President General Counsel
and Law, Corporate Secretary                    and Secretary
Canadian Pacific Railway Limited                CP Ships Limited

Objet: Services de vente pour les petits investisseurs a l'intention des porteurs de 99 actions ordinaires ou moins de Chemin de fer Canadien Pacifique Limitee et/ou de Navigation CP Limitee



Madame, Monsieur,                                          Le 15 novembre 2002

Les societes Chemin de fer Canadien Pacifique Limitee et Navigation CP Limitee (collectivement designees par << nous >> ou les << Societes >>) ont le plaisir d'annoncer qu'elles ont chacune mis en place des Services de vente pour les petits investisseurs (les << Services >>) a l'intention des porteurs de 99 actions ordinaires ou moins de l'une ou l'autre des Societes en date du 7 novembre 2002 (la << date de cloture des registres >>). Les Services seront en vigueur jusqu'au 7 fevrier 2003, sauf s'ils sont prolonges, et ils seront offerts par l'entremise de la Bourse de Toronto (<< TSX >>), conformement a la politique de cette derniere relative aux services de vente et d'achat pour les petits investisseurs. Les proprietaires inscrits et veritables d'actions ordinaires de l'une ou l'autre des Societes ou des deux Societes sont admissibles.

Les Societes ont demande a la Societe de fiducie Computershare du Canada (<< Computershare >>) d'assurer la gestion de ces Services pour chacune d'elles.

Chacune des Societes attache beaucoup d'importance a ses actionnaires et est consciente des inconvenients que ceux-ci connaissent lorsqu'ils essaient de vendre de petites quantites d'actions. La commission minimale de courtage exigee pour la vente de 99 actions ou moins peut representer un pourcentage important de la valeur totale de cette vente.

LES SERVICES PERMETTENT AUX ACTIONNAIRES ADMISSIBLES DE VENDRE LEURS ACTIONS SANS AVOIR DE FRAIS DE COURTAGE A PAYER, D'EXECUTER DE FACON PRATIQUE LA VENTE DE LEURS ACTIONS PAR LA POSTE ET D'UTILISER LES SERVICES MEME S'ILS ONT PERDU LEURS CERTIFICATS D'ACTIONS. Si vous desirez recourir aux Services de l'une ou l'autre des Societes ou des deux Societes, vous devrez vendre la totalite de vos 99 actions ordinaires ou moins de l'une ou l'autre des Societes ou des deux Societes.

Le recours aux Services est volontaire, et ni les Societes, ni Computershare ne font de recommandations sur la pertinence de votre participation. Votre decision de participer ou non devrait etre fondee sur vos objectifs financiers et sur votre situation, et nous vous recommandons de prendre conseil aupres de votre courtier en valeurs mobilieres ou de votre conseiller financier.

Vous trouverez dans la Brochure d'information a l'intention des actionnaires et dans le document Questions et reponses ci-joints de plus amples renseignements sur les Services. Veuillez lire soigneusement tous les documents ci-joints, pour vous aider a prendre la decision de recourir ou non a ces Services. Si vous ne souhaitez pas recourir a ces Services, il est inutile de renvoyer les Lettres de transmission ci-jointes ou d'en aviser les Societes ou Computershare.

Afin de reduire les frais lies aux Services, les Societes ont combine les envois destines aux porteurs de lots irreguliers des deux Societes puisque, par suite de la scission de Canadien

Pacifique Limitee, nous avons de nombreux actionnaires en commun. Les actionnaires doivent etre bien conscients qu'ils ne sont aucunement obliges d'avoir recours aux Services de l'une ou l'autre des Societes ou des deux Societes.

Si vous avez des questions au sujet des Services, n'hesitez pas a communiquer avec Computershare, sans frais (au Canada et aux Etats-Unis), au 1 866 982-7999 (International, au 1 514 982-7800), ou par courriel, a caregistryinfo@computershare.com, pendant ses heures d'ouverture (de 8 h 30 a 20 h, HNE).

Veuillez agreer l'expression de nos sentiments distingues.


Marcella M. Szel                                              John Irving
Vice-presidente, Strategie et                                          Vice-president, chef du contentieux
droit, et secretaire generale                                          et secretaire
Chemin de fer Canadien Pacifique Limitee                      Navigation CP Limitee

                                                                  Exhibit 10.3


                ODD-LOT SELLING PROGRAM - LETTER OF TRANSMITTAL
                      (TOGETHER WITH FRENCH TRANSLATION)



                                         Computershare Trust Company of Canada
                                              9th Floor, 100 University Avenue
                                                     Toronto, Ontario  M5J 2Y1
                                                     Telephone  1-866-982-7999
                                              caregistryinfo@computershare.com
                                                         www.computershare.com
                                                         ---------------------



Odd-Lot Selling Program - Letter of Transmittal

TO:  CP Ships Limited , and
TO:  COMPUTERSHARE TRUST COMPANY OF CANADA

BY SIGNING THIS LETTER OF TRANSMITTAL, I AM irrevocably AUTHORIZING YOU TO SELL MY CP SHIPS LIMITED COMMON SHARES (the "CP Ships Limited Shares") outlined above, under the Odd-Lot Selling Program (the "Program") described in the Shareholder Information Booklet dated November 15, 2002, receipt of which is acknowledged. I enclose all the certificates representing such 99 or fewer CP Ships Limited Shares. I appoint Computershare Trust Company of Canada as my agent with respect to the transmitted CP Ships Limited Shares. I represent that I have full authority to sell and transfer the CP Ships Limited Shares and that the purchaser will acquire good and marketable title thereto, free and clear of all liens, claims and encumbrances. I further represent that I owned on November 7, 2002, 99 or fewer CP Ships Limited Shares, all of which I enclose, or that I am the nominee record holder submitting the same for the beneficial owner who has made the foregoing representations to me. I will execute any additional documents necessary or desirable to complete the sale and transfer of the transmitted CP Ships Limited Shares.

Description of CP Ships Limited Shares to be Tendered

 Certificate Number(s)              Name(s) in Which Registered (Please Print)                Number of Share(s)
 ------------------------------     -----------------------------------------------------     --------------------------
/                              /   /                                                     /   /                           /
/                              /   /                                                     /   /                           /
/                              /   /                                                     /   /                           /
/                              /   /                                                     /   /                           /
/                              /   /                                                     /   /                           /
 ------------------------------     -----------------------------------------------------     --------------------------
Attach additional list if necessary.

Currency Election

Please issue the proceeds from the sale of my CP Ships Limited Shares in:

/  / Canadian Funds      /  / U.S. Funds (Conversion of funds will be completed
                              using the prevailing exchange rate at the time of
                              sale)

Note: Please sign the back of this form

Notice of Lost or Destroyed Certificates (see instruction #4)


/ / I declare that I have lost my share certificate(s) and I have completed the enclosed Affidavit of Loss.

Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

Please sign exactly as your name(s) appear(s) on the reverse side of this page. Each joint owner must sign. If you are signing for someone else, you must enclose with this Letter of Transmittal the documentation certifying your authorization to sign (see "Signing Authorities" in the Shareholder Information Booklet). By signing this Letter of Transmittal, you understand that your deposit and request to sell your 99 or fewer Common Shares is irrevocable.

 Signature                          Signature                                               Date-Day   Month    Year
 ------------------------------     ---------------------------------------------------     ---------- -------- --------
/                              /   /                                                   /   /          /        /        /
/                              /   /                                                   /   /          /        /        /
 ------------------------------     ---------------------------------------------------     ---------- -------- --------


 Telephone Number                                              SIN / TIN Number
 ----------------------------------------------------------    ---------------------------------------------------------
/                                                          /  /                                                         /
 ----------------------------------------------------------    ---------------------------------------------------------

Important Instructions for Accepting the Program

1. If you are the Registered owner (your name appears on the share certificate), do not sign the back of your certificate(s).
2. Indicate your choice of currency by marking one of the boxes on the reverse side of this page (Failure to elect will result in your cheque being issued in Canadian funds).
3. Please send the form with your attached share certificate(s) in the enclosed envelope to: Computershare Trust Company of Canada, Attention:
     Corporate Actions, P.O. Box 7021, 31 Adelaide Street E., Toronto, ON M5C 3H2, or you can hand deliver or courier this Letter of Transmittal and your share certificate(s) to any address listed below (Please note the delivery recommendations and receipt provisions listed in point number 2 of the Shareholder Information Booklet).
4. If you cannot locate your share certificate(s), please tick the box above and complete the enclosed Affidavit of Loss. The Affidavit of Loss should be mailed along with your completed Letter of Transmittal and any share certificates not lost, to the Toronto mailing address listed below. In addition, a Surety Bond is required to replace your lost certificate(s). The premium for the Bond is CDN $1.50 (or US $1.00 if you selected US funds under "Currency Election") per share, which will be deducted from the gross proceeds of your Odd-Lot sale.

 ----------------------------------------    ---------------------------------------------------------------------------
/                                           /                                                                           /
/ Mailing Address                           /                         Hand or Courier Addresses                         /
/                                           /                                                                           /
/ Computershare Trust Company of Canada     / Computershare Trust          Computershare Trust    Computershare Trust   /
/ Attention: Corporate Actions              / Company of Canada            Company of Canada      Company of Canada     /
/ P.O. Box 7021                             / Attention: Corporate         Attention:             Attention: Corporate  /
/ 31 Adelaide St E                          / Actions                      Corporate Actions      Actions               /
/ Toronto, ON  M5C 3H2                      / 9th Floor, 100 University    650 de Maisonneuve     530-8TH Ave. S.W.,    /
/                                           / Avenue                       West                   Ste.600               /
/                                           / Toronto, ON  M5J 2Y1         Suite 700              Calgary, Alberta T2P  /
/                                           /                              Montreal, Quebec       3S8                   /
 ----------------------------------------    ---------------------------- ---------------------- -----------------------

Please Direct Any Questions or Requests for Assistance to:

Computershare Trust Company of Canada
Toll Free (Canada and U.S.) 1-866-982-7999
International 1-514-982-7800
Email caregistryinfo@computershare.com
Hours of Operation: 8:30a.m. - 8:00p.m. EST

                                    Societe de fiducie Computershare du Canada
                                              9th Floor, 100 University Avenue
                                                     Toronto, Ontario  M5J 2Y1
                      Sans frais (au Canada et aux Etats-Unis)  1 866 982-7999
                                                  International 1 514 982-7800
                                              caregistryinfo@computershare.com
                                                         www.computershare.com
                                                         ---------------------



Services de vente pour les petits investisseurs - Lettre de transmission

DESTINATAIRE:  Navigation CP Limitee et
DESTINATAIRE:  SOCIETE DE FIDUCIE COMPUTERSHARE DU CANADA

EN SIGNANT LA PRESENTE LETTRE DE TRANSMISSION, JE VOUS AUTORISE DE FACON IRREVOCABLE A VENDRE MES ACTIONS ORDINAIRES DE NAVIGATION CP LIMITEE (les
<< actions de Navigation CP Limitee >>) mentionnees ci-dessus, en vertu des
Services de vente pour les petits investisseurs (les << Services >>) decrits dans la Brochure d'information a l'intention des actionnaires datee du 15 novembre 2002, dont j'accuse reception. Je joins tous les certificats representant lesdites 99 actions ou moins de Navigation CP Limitee. Je nomme la Societe de fiducie Computershare du Canada a titre d'agent en ce qui concerne les actions de Navigation CP Limitee transmises. Je declare avoir les pleins pouvoirs pour vendre et transferer les actions de Navigation CP Limitee et que l'acheteur acquerra ainsi un titre valide et negociable, libre et quitte de toute charge de creances et de suretes. Je declare en outre que je possedais, en date du 7 novembre 2002, 99 actions ou moins de Navigation CP Limitee, que je joins en totalite, ou que je suis le nominataire du proprietaire inscrit soumettant lesdites actions au nom du proprietaire veritable qui m'a fait les declarations susdites. Je signerai tout document complementaire necessaire ou souhaitable aux fins de l'accomplissement de la vente et du transfert des actions de Navigation CP Limitee transmises.

Description des actions de Navigation CP Limitee a etre offertes



 Numero(s) de certificat            Nom(s) de l'immatriculation (en caracteres d'imprimerie)    Nombre d'actions
 ------------------------------     --------------------------------------------------------    -------------------------
/                              /   /                                                        /  /                         /
/                              /   /                                                        /  /                         /
/                              /   /                                                        /  /                         /
/                              /   /                                                        /  /                         /
/                              /   /                                                        /  /                         /
 ------------------------------     --------------------------------------------------------   --------------------------
Joindre une liste complementaire au besoin.

Monnaie

Veuillez emettre le produit de la vente de mes actions de Navigation CP Limitee en:

/  / Dollars canadiens     /  / Dollars americains (La conversion des fonds se
                                fera au taux de change en vigueur au moment de la vente.)

Nota: Veuillez signer au verso du present formulaire.

Avis de perte ou de destruction de certificats (voir le point 4 des instructions)

/ / Je declare avoir perdu mon (mes) certificat(s) d'actions et avoir rempli la Declaration de perte ci-jointe.

Signatures autorisees - Veuillez signer ici - Cette section doit etre remplie pour que vos directives soient executees.

Veuillez signer exactement comme le(s) nom(s) figurant au recto de la presente page. Chaque coproprietaire doit signer. Si vous signez pour quelqu'un d'autre, vous devez joindre a la presente Lettre de transmission le document attestant que vous etes autorise a signer (voir la section << Delegations de signature >> de la Brochure d'information a l'intention des actionnaires). En signant la presente Lettre de transmission, vous comprenez que votre depot et votre demande de vendre vos 99 actions ordinaires ou moins sont irrevocables.

 Signature                          Signature                                               Date-Jour  Mois     Annee
 ------------------------------     ---------------------------------------------------     ---------- -------- --------
/                              /   /                                                   /   /          /        /        /
/                              /   /                                                   /   /          /        /        /
 ------------------------------     ---------------------------------------------------     ---------- -------- --------


 Numero de telephone                                           NAS/Numero d'identification auz fins de l'impot
 ----------------------------------------------------------    ---------------------------------------------------------
/                                                          /  /                                                         /
 ----------------------------------------------------------    ---------------------------------------------------------

Instructions importantes aux fins de l'acceptation des Services

1. Si vous etes les proprietaire inscrit (si votre nom figure sur le certificat d'actions), n'endossez pas votre certificat.
2. Indiquez votre choix de monnaie en cochant l'une des cases figurant au recto de la presente page. (Si vous n'effectuez aucun choix, votre cheque sera emis en dollars canadiens.)
3. Veuillez envoyer le formulaire accompagne de votre (vos) certificat(s) d'actions dans l'enveloppe ci-jointe a: Societe de fiducie Computershare du Canada, Attention: Corporate Actions, P.O. Box 7021, 31 Adelaide Street E., Toronto, Ontario M5C 3H2. Vous pouvez egalement livrer la presente Lettre de transmission et votre (vos) certificat(s) d'actions en main propre ou par messagerie a l'une des adresses ci-dessous. (Veuillez prendre note des recommandations relatives a la livraison et a l'accuse de reception figurant a la section 2 de la Brochure d'information a l'intention des actionnaires.)
4. Si vous ne retrouvez pas votre (vos) certificat(s) d'actions, veuillez cocher la case ci-dessus et remplir la Declaration de perte ci-jointe. La Declaration de perte doit etre envoyee avec la Lettre de transmission dument remplie et tout certificat d'actions non perdu a l'adresse postale de Toronto figurant ci-dessous. De plus, un cautionnement est exige pour le remplacement de votre (vos) certificat(s) perdu(s). La prime pour le cautionnement est de 1,50 $CA (ou de 1,00 $US si vous avez choisi de recevoir des dollars US a la section << Monnaie >>) par action, et le montant en question sera preleve sur le produit brut de votre vente.

 ----------------------------------------    ---------------------------------------------------------------------------
/                                        /  /                                                                            /
/ Adresse postale                        /  /           Adresses de livraison en main propre ou par messagerie           /
/                                        /  /                                                                            /
/ Societe de fiducie Computershare       /  / Adresses de livraison en     Societe de fiducie     Societe de fiducie     /
/ du Canada                              /  / main propre ou par           Computershare du       Computershare du       /
/ Attention: Corporate Actions           /  / messagerie                   Canada                 Canada                 /
/ P.O. Box 7021                          /  / Societe de fiducie           a/s  Operations de     Attention: Corporate   /
/ 31 Adelaide St. E.                     /  / Computershare du Canada      societes               Actions                /
/ Toronto, Ontario  M5C 3H2              /  / Attention: Corporate         650, rue de            530-8th Ave. S.W.,     /
/                                        /  / Actions                      Maisonneuve Ouest      Ste. 600               /
/                                        /  / 9th Floor, 100 University    Bureau 700             Calgary, Alberta  T2P  /
/                                        /  / Avenue                       Montreal (Quebec)      3S8                    /
/                                        /  / Toronto, Ontario  M5J 2Y1    H3A 3S8                                       /
  ----------------------------------------    ---------------------------------------------------------------------------

Veuillez adresser vos questions ou demandes d'aide a:
Societe de fiducie Computershare du Canada
Sans frais (au Canada et aux Etats-Unis): 1 866 982-7999
International: 1 514 982-7800
Courriel: caregistryinfo@computershare.com
Heures d'ouverture: de 8 h 30 a 20 h, HNE

                                                                  Exhibit 10.4

           AFFIDAVIT OF LOST OR DESTROYED CERTIFICATE(S) - CP SHIPS
                      (TOGETHER WITH FRENCH TRANSLATION)



Affidavit of Lost or Destroyed Certificate(s) - CP Ships Limited

For use only during the period, November 7, 2002 to February 7, 2003 for the Odd-Lot Selling Program, unless otherwise extended.

This form to be completed only if you cannot locate your certificate(s) for CP Ships Limited Shares.

Mark the box only if you have lost your share certificate(s). Failure to indicate which certificate number(s) are lost will negate this form and as a result, no certificates will be deemed lost or misplaced. By signing below, I/we authorize that a premium of CDN $1.50 (or US $1.00) per share will be deducted from the proceeds of my/our Odd-Lot sale to purchase the Surety Bond that is required to replace lost certificate(s).

                              ---------------------------------------------------------------
                             / To calculate the premium that will be deducted from your Odd- /
                             / Lot sale,                                                     /
                             /                                                               /
                             / use this formula.                                             /
                             /                                                               /
                             / # of shares reported lost x *$1.50 = ________ (total premium  /
                             / deducted)                                                     /
                             /                                                               /
                             / *If you elected to receive U.S. funds, use US $ premium noted /
                             / above.                                                        /
                             /                                                               /
                              ---------------------------------------------------------------

The undersigned person(s) being fully sworn deposes and says that: "I am the lawful owner of the above described certificate(s). The certificate(s) has not been endorsed, cashed, negotiated, transferred, assigned or otherwise disposed of. I have made a diligent search for the certificate(s) and have been unable to find it (them), and make this Affidavit for the purpose of inducing liquidation of the certificate(s) without surrender of the certificate(s) and the sale of the shares represented thereby. I hereby agree that if the certificate(s) should ever come into my hands, custody or power, I will immediately and without consideration surrender the certificate(s) to CP Ships Limited. In consideration of the proceeds of the sale of the shares represented by the certificate(s), I agree to completely indemnify, protect and save harmless CP Ships Limited, Computershare Trust Company of Canada, and any other party to the transaction (the "Obligees"), and Northern Indemnity, Inc. from and against all loss, costs and damages, including court costs and solicitors fees, which they may be subject to or liable for in respect of the cancellation and replacement of the certificate(s), the sale of shares represented thereby and the distribution of the proceeds of the certificate(s). The rights accruing to the Obligees under the preceding sentences shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents of their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I authorize Computershare Trust Company of Canada to deliver this Affidavit to Northern Indemnity, Inc. which has underwritten a bond of indemnity to protect the foregoing parties.

Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.



I/We authorize you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supercede and have priority over all previous instructions in respect to my/our holdings.

 Signature                                    Signature                                 Date-Day     Month        Year
 -----------------------------------------    --------------------------------------    ------------ ------------ -----------
/                                         /  /                                      /  /            /            /           /
/                                         /  /                                      /  /            /            /           /
/                                         /  /                                      /  /            /            /           /
 -----------------------------------------    --------------------------------------    ------------ ------------ -----------

The signature(s) must correspond with the name(s) printed at the top of this form, without any changes whatsoever.

Note: If you are acting on behalf of an estate or corporation, please advise Computershare Trust Company of Canada in writing of the loss of your certificate(s), so that they may send you the appropriate documents.

          Declaration de perte ou de destruction de certificat(s) -
                             Navigation CP Limitee

A n'utiliser que pendant la periode du 7 novembre 2002 au 7 fevrier 2003 dans le cadre des Services de vente pour les petits investisseurs, sauf si les Services sont prolonges.

Ne cochez une case que si vous avez perdu votre (vos) certificat(s) d'actions. Si vous n'indiquez pas le numero du (des) certificat(s) perdu(s), le present formulaire s'en trouvera annule et aucun certificat ne sera donc considere comme etant perdu ou egare. En signant ci-dessous, j'autorise/nous autorisons le prelevement d'une prime de 1,50 $CA (ou de 1,00 $US) par action sur le produit de la vente de mes/nos actions, aux fins de l'achat du cautionnement qui est exige pour le remplacement du (des) certificat(s) perdu(s).

                                               -------------------------------------------------------
                                              / Utilisez cette formule pour calculer la prime qui     /
                                              / sera prelevee sur le produit de la vente de vos       /
                                              / actions:                                             /
                                              /                                                       /
                                              / Nbre d'actions perdues   x   *1,50 $ = ________       /
                                              / (prime totale prelevee)                               /
                                              /                                                       /
                                              / *Si vous avez                                         /
                                              / choisi de                                             /
                                              / recevoir des                                          /
                                              / dollars US,                                           /
                                              / utilisez la                                           /
                                              / prime                                                 /
                                              / susmentionnee                                         /
                                              / pour les dollars                                      /
                                              / US.                                                   /
                                               -------------------------------------------------------


La (les) personne(s) soussignee(s) declare(nt) et dit (disent) ce qui suit sous serment: << Je suis le proprietaire legitime du (des) certificat(s) decrit(s) ci-dessus. Le(s) certificat(s) n'a (n'ont) pas ete endosse(s), encaisse(s), negocie(s), transfere(s), cede(s) ou autrement aliene(s). J'ai effectue des recherches minutieuses et j'ai ete incapable de retrouver le(s) certificat(s), et je fais la presente Declaration dans le but de declencher la liquidation du (des) certificat(s) sans remise du (des) certificat(s) et la vente des actions qu'il(s) represente(nt). Je m'engage par les presentes, si le(s) certificat(s) revenait (revenaient) en ma possession, garde ou controle, a le(s) remettre immediatement et sans contrepartie a Navigation CP Limitee. En contrepartie du produit de la vente des actions representees par le(s) certificat(s), je m'engage a indemniser, a defendre et a degager de toute responsabilite Navigation CP Limitee, la Societe de fiducie Computershare du Canada et toute autre partie a l'operation (les << obligataires >>), ainsi que la Compagnie d'Indemnite du Nord, Inc. a l'egard de toute perte, cout ou dommage, y compris les frais de justice et les frais d'avocats, auxquels ils pourraient etre assujettis ou rendus responsables relativement a l'annulation ou au remplacement du (des) certificat(s), a la vente des actions que celui-ci (ceux-ci) represente(nt) et a la distribution du produit de ce(s) certificat(s). Les droits revenant aux obligataires en vertu des phrases precedentes ne pourront s'eteindre du fait d'une negligence, d'une inattention, d'un accident, d'une omission, d'une violation ou d'un manquement de la part des obligataires ou de leurs dirigeants, employes et agents respectifs et de leur manquement a examiner ou a contester toute reclamation. J'autorise la Societe de fiducie Computershare du Canada a remettre la presente Declaration a la Compagnie d'Indemnite du Nord, Inc. qui a souscrit un acte de cautionnement pour proteger les parties susmentionnees. >>

Signature(s) autorisee(s) - Veuillez signer ici - Cette section doit etre remplie pour que vos directives soient executees.

Je vous autorise/Nous vous autorisons a agir conformement aux directives figurant ci-dessus. Je reconnais/Nous reconnaissons que ces directives remplacent toute directive qui a pu etre donnee anterieurement a l'egard de mes/nos actions.

 Signature                                 Signature                              Date-Hour    Monis           Annee
 ----------------------------------------- -------------------------------------- ------------ ------------ -----------
/                                         /                                      /            /            /           /
/                                         /                                      /            /            /           /
/                                         /                                      /            /            /           /
 ----------------------------------------- -------------------------------------- ------------ ------------ -----------

La (les) signature(s) doit (doivent) correspondre au(x) nom(s) figurant dans la partie superieure de ce formulaire, sans aucune modification.

Nota: Si vous agissez au nom d'une succession ou d'une societe, veuillez aviser par ecrit la Societe de fiducie Computershare du Canada de la perte de votre (vos) certificat(s), afin qu'elle vous fasse parvenir les documents appropries.

                                                                  Exhibit 10.5

                CP SHIPS QUESTIONS AND ANSWERS BOOKLET RELATING
               TO ODD-LOT SELLING PROGRAMS FOR HOLDERS OF 99 OR
                    FEWER COMMON SHARES OF CP SHIPS LIMITED
                      (TOGETHER WITH FRENCH TRANSLATION)



CP Ships Limited







Odd-Lot Selling Program
for holders of 99 or fewer
Common Shares of
CP Ships Limited
(the "Program")





Questions and Answers





If you have questions please contact
Computershare Trust Company
of Canada

Toll-Free (Canada and U.S.): 1-866-982-7999
International: 1-514-982-7800
Email: caregistryinfo@computershare.com
Hours of Operation: 8:30AM - 8:00PM EST


1.   Am I eligible to participate in the Program?

All CP Ships Limited (the "Company") common shareholders ("Shareholders") who, as of November 7, 2002 (the "Record Date"), were the registered or beneficial owners of 99 or fewer common shares (an "Odd-Lot") of the Company are eligible to participate in the Program.

2. How does the Program benefit me?

You can save brokerage commissions and, if you do not already have one, the inconvenience of opening a brokerage account. The Program permits you to sell all, but not less than all, of your 99 or fewer common shares of the Company (the "Common Shares") without paying any brokerage commissions or other processing costs. In the absence of the Program, Odd-Lot common share transactions are generally more expensive to transact, compared to board lot transactions (100 common share multiples).

Step 1: Attach all of your Common Share certificate(s) that represent your ownership of 99 or fewer Common Shares to the Letter of Transmittal.

Step 2: Sign the Letter of Transmittal exactly as your name(s) appears on the Letter of Transmittal.

Step 3: Check the appropriate box to receive payment in either Canadian or US currency.

Step 4: Send your Letter of Transmittal and Common Share certificate(s) in the enclosed envelope as per the Procedure for Registered Shareholders to Transmit Common Shares to the Program as outlined in the Shareholder Information Booklet.

DO NOT SIGN THE BACK OF YOUR COMMON SHARE CERTIFICATE(S).

4. I have decided to participate in the Program and my Common Shares are held by my broker, bank, or other nominee. What do I have to do now?

Step 1: Contact your broker, bank, or other nominee and clearly indicate your intention to participate in the Program to sell your existing Common Shares.

Step 2: If you indicate your intention to sell your Common Shares, please also inform your broker, bank, or other nominee whether you wish to receive payment in either Canadian or US currency.

DO NOT ATTEMPT TO COMMUNICATE YOUR INTENTIONS BY MAIL TO EITHER COMPUTERSHARE TRUST COMPANY OF CANADA OR YOUR BROKER, BANK, OR OTHER NOMINEE. CONTACT YOUR BROKER, BANK, OR OTHER NOMINEE BY TELEPHONE OR BY ALTERNATIVE MEANS.

5. Do I have to participate in the Program?

No. The decision to participate in the Program and to submit your Common Shares of the Company is entirely up to you and should be based upon your particular financial circumstances. Eligible Shareholders may wish to obtain advice from their stock broker or financial advisor as to the advisability of participating in the Program.

6. Will partial sales be accepted?

No. To participate you must submit ALL Common Shares that represent 99 or fewer Common Shares that are registered in your name. There are no withdrawal rights.

7. Can I participate if I am a non-resident of Canada?

Yes. The Program is available to ALL shareholders of the Company who, as of the Record Date, November 7, 2002, were the registered or beneficial owner of 99 or fewer Common Shares of the Company.

8. If I choose to sell my Common Shares, when will I receive my money?

The order to sell your Common Shares will be placed on the Thursday following receipt of your properly completed Letter of Transmittal and Common Share certificate(s) for any deposits made prior to the close of business on the preceding Tuesday. The price to be received for each Common Share of the Company sold will be the average price of all sales made under the Program pursuant to that sell order. Computershare Trust Company of Canada ("Computershare") will mail you a cheque for the proceeds of the sale of your Common Shares approximately 10 business days after they are sold. If a broker or other nominee holds your Common Shares, the funds will be paid to your broker or nominee who will be responsible for payment to you. Please contact your broker or other nominee for confirmation of receipt of your payment.

9. If I choose to sell my Common Shares, can I receive my payment in U.S.
funds?

Yes. Scotia Capital Inc. and Computershare will arrange for the proceeds from the sale of your Common Shares to be payable in either Canadian or US currency. Please ensure that you check the appropriate box on the Letter of Transmittal. If you do not make an election, the default will be to pay you in Canadian funds. Conversion of funds will be completed using the prevailing exchange rate at the time of sale.

10. If I instruct my broker, bank, or other nominee to deposit my Common Shares to the Program, can I be paid in US dollars?

Yes. When you contact your broker, bank, or other nominee to indicate your intention to sell your Common Shares, also indicate if you wish to be paid in US dollars. Your broker, bank, or other nominee will complete the Letter of Transmittal on your behalf indicating your intention.

11. How much time do I have?

The Program will expire on February 7, 2003 (the "Expiry Date"), unless extended. If you wish to participate in the Program, your Common Share certificate(s) and Letter of Transmittal must be received no later than 4:30 pm MST on that date. If you wish to participate, you are urged to submit your documents as soon as possible.

12. Should I participate?

That decision is up to you. There are various reasons to sell or hold Common Shares. Neither the Company nor Computershare make any recommendation as to whether or not you should participate in the Program. You may wish to talk to your broker or financial advisor for advice.

13. What do I do if my Common Share certificate(s) has been lost or destroyed?

If a Common Share certificate(s) for the Company has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and you must also complete the enclosed Affidavit of Loss. These documents should be mailed to the Toronto mailing address of Computershare listed in the Shareholder Information Booklet and on the Letter of Transmittal. In addition, to cover the premium for the Surety Bond which is required to replace your lost certificate(s), you will be charged CDN $1.50 per share (if you chose to receive U.S funds, the rate will be US$1.00 per share). This amount will be deducted from the proceeds of the sale of your Common Shares.

14. What if I need assistance in completing the Letter of Transmittal?

If you have any further questions about the Program, or require assistance in completing your Letter of Transmittal, please call Computershare, toll-free (Canada or U.S.) at 1-866-982-7999 (International at 1-514-982-7800), during their hours of operation (8:30am - 8:00 pm EST). They will be happy to assist you.

15. What if my broker, bank, or other nominee holds my Common Shares and I have questions?

If you have any questions regarding the Program, please contact your broker, bank, or other nominee directly.

Navigation CP Limitee







Services de vente pour
les petits investisseurs
a l'intention des porteurs
de 99 actions ordinaires ou moins
de Navigation CP Limitee
(les << Services >>)





Questions et reponses





Si vous avez des questions, veuillez communiquer avec la Societe de fiducie Computershare du Canada

Sans frais (Canada et Etats-Unis): 1 866 982-7999
International: 1 514 982-7800
Courriel: caregistryinfo@computershare.com
Heures d'ouverture: de 8 h 30 a 20 h, HNE


1. Suis-je admissible aux Services ?

Tous les porteurs d'actions ordinaires (les << actionnaires >>) de Navigation CP Limitee (la << Societe >>) qui, au 7 novembre 2002 (la << date de cloture des registres >>), etaient les proprietaires inscrits ou les proprietaires veritables de 99 actions ordinaires ou moins (un << lot irregulier >>) de la Societe, sont admissibles.


2. En quoi ces services sont-ils avantageux pour moi ?

Vous pouvez economiser les frais de courtage et eviter les inconvenients d'une ouverture de compte de courtage, si vous n'en avez pas deja un. Les Services vous permettent de vendre la totalite de vos 99 actions ordinaires de la Societe (les << actions ordinaires >>) ou moins, en un seul bloc, sans payer de frais de courtage ou autres frais de traitement. En l'absence des Services, les operations sur les lots irreguliers d'actions ordinaires comportent generalement des frais de negociation plus eleves que les operations sur les lots reguliers (multiples de 100 actions ordinaires).


3. J'ai decide de recourir aux Services. Que dois-je faire maintenant ?

1re etape: Joignez tous vos certificats d'actions ordinaires representant vos 99 actions ordinaires ou moins a la Lettre de transmission.

2e etape: Signez la Lettre de transmission en utilisant exactement le(s) nom(s) qui apparait (apparaissent) sur la Lettre de transmission.

3e etape: Cochez la case appropriee pour etre paye soit en dollars canadiens, soit en dollars americains.

4e etape: Envoyez votre Lettre de transmission et le(s) certificat(s) d'actions ordinaires dans l'enveloppe fournie a cette fin, conformement a la Procedure que doivent suivre les actionnaires inscrits pour transmettre des actions ordinaires dans le cadre des Services qui est decrite dans la Brochure d'information a l'intention des actionnaires.

N'ENDOSSEZ PAS VOTRE (VOS) CERTIFICAT(S) D'ACTIONS ORDINAIRES.


4. J'ai decide de recourir aux Services, et mes actions ordinaires sont detenues par mon courtier, ma banque ou un autre nominataire. Que dois-je faire maintenant ?

1re etape: Communiquez avec votre courtier, votre banque ou votre autre nominataire et indiquez-lui clairement votre intention de recourir aux Services pour vendre vos actions ordinaires.

2e etape: Lorsque vous faites part de votre intention de vendre vos actions ordinaires, veuillez aussi informer votre courtier, votre banque ou votre autre nominataire que vous souhaitez etre paye soit en dollars canadiens, soit en dollars americains.

N'ESSAYEZ PAS DE FAIRE PART DE VOS INTENTIONS PAR LA POSTE A LA SOCIETE DE FIDUCIE COMPUTERSHARE DU CANADA, NI A VOTRE COURTIER, A VOTRE BANQUE OU A UN AUTRE NOMINATAIRE. VEUILLEZ COMMUNIQUER AVEC VOTRE COURTIER, VOTRE BANQUE OU UN AUTRE NOMINATAIRE PAR TELEPHONE OU PAR D'AUTRES MOYENS.


5. Dois-je obligatoirement recourir aux Services ?

Non. La decision de recourir aux Services et de soumettre vos actions ordinaires de la Societe vous appartient entierement. Votre decision devrait etre fondee sur votre situation financiere. Les actionnaires admissibles voudront peut-etre prendre conseil aupres de leur courtier en valeurs mobilieres ou de leur conseiller financier a ce sujet.


6. Les ventes partielles sont-elles possibles ?

Non. Pour participer, vous devez soumettre TOUTES vos actions ordinaires representant 99 actions ordinaires ou moins, immatriculees a votre nom. Il n'y a aucun droit de desistement.


7. Puis-je participer si je ne reside pas au Canada ?

Oui. Les Services s'adressent a TOUS les actionnaires de la Societe qui, a la date de cloture des registres du 7 novembre 2002, etaient les proprietaires inscrits ou les proprietaires veritables de 99 actions ordinaires ou moins de la Societe.


8. Si je choisis de vendre mes actions ordinaires, quand serai-je paye ?

L'ordre de vente de vos actions ordinaires sera passe le jeudi suivant la reception de votre Lettre de transmission dument remplie, accompagnee de votre
(vos) certificat(s) d'actions ordinaires, pour tous les depots faits avant la fermeture des bureaux le mardi precedent. Le prix que vous recevrez pour chaque action ordinaire de la Societe vendue sera le prix moyen de toutes les ventes effectuees en vertu des Services conformement a l'ordre de vente en question. La Societe de fiducie Computershare du Canada (<< Computershare >>) vous enverra par la poste un cheque correspondant au produit de la vente de vos actions ordinaires environ 10 jours ouvrables apres ladite vente. Si vos actions ordinaires sont detenues par un courtier ou un autre nominataire, l'argent sera verse a votre courtier ou nominataire, qui aura la responsabilite de vous payer. Veuillez communiquer avec votre courtier ou votre autre nominataire pour confirmer la reception de votre paiement.


9. Si je choisis de vendre mes actions ordinaires, est-il possible d'etre paye en dollars americains ?

Oui. Scotia Capitaux Inc. et Computershare prendront des dispositions pour vous verser le produit de la vente de vos actions ordinaires soit en dollars canadiens, soit en dollars americains. Veuillez vous assurer que vous cochez la bonne case sur la Lettre de transmission. Si vous n'effectuez aucun choix, vous serez par defaut paye en dollars canadiens. La conversion des fonds se fera au taux de change en vigueur au moment de la vente.

10. Si je donne des instructions a mon courtier, a ma banque, a ma societe de fiducie ou a un autre nominataire de soumettre mes actions ordinaires en vertu des Services, puis-je etre paye en dollars americains ?

Oui. Lorsque vous communiquerez avec votre courtier, votre banque ou votre autre nominataire pour lui faire part de votre intention de vendre vos actions ordinaires, indiquez-lui egalement que vous desirez etre paye en dollars americains. Votre courtier, votre banque ou votre autre nominataire remplira la Lettre de transmission pour vous en specifiant votre choix.

11. Je dispose de combien de temps ?

Les Services prendront fin le 7 fevrier 2003 (la << date d'echeance >>), sauf s'ils sont prolonges. Si vous desirez participer, il faut que votre (vos) certificat(s) d'actions ordinaires et la Lettre de transmission aient ete recus au plus tard a cette date, a 16 h 30, HNR. Si vous souhaitez participer, nous vous demandons de soumettre vos documents le plus rapidement possible.

12. Devrais-je participer ?

Cette decision vous appartient totalement. Les raisons de vendre ou de conserver des actions ordinaires sont nombreuses. Ni la Societe, ni Computershare ne font de recommandations sur la pertinence ou non de votre recours aux Services. Vous voudrez peut-etre consulter votre courtier ou votre conseiller financier a ce sujet.

13. Que dois-je faire si mon (mes) certificat(s) d'actions ordinaires a (ont) ete perdu(s) ou detruit(s) ?

Si un certificat d'actions ordinaires de la Societe a ete perdu ou detruit, la Lettre de transmission devra etre remplie avec le plus de details possible, et vous devrez aussi remplir la Declaration de perte fournie a cette fin. Vous devrez envoyer ces documents a l'adresse postale de Toronto de Computershare indiquee dans la Brochure d'information et sur la Lettre de transmission. En outre, pour couvrir la prime du cautionnement qui est exige pour le remplacement de votre (vos) certificat(s) perdu(s), vous devrez payer 1,50 $CA par action (si vous choisissez d'etre paye en dollars americains, la prime sera de 1,00 $US par action). Le montant en question sera preleve sur le produit de la vente de vos actions ordinaires.

14. Que dois-je faire si j'ai besoin d'aide pour remplir la Lettre de transmission ?

Si vous avez des questions a propos des Services, ou si vous avez besoin d'aide pour remplir votre Lettre de transmission, n'hesitez pas a appeler Computershare sans frais (au Canada et aux Etats-Unis) au 1 866 982-7999 (International, au 1 514 982-7800), pendant ses heures d'ouverture (de 8 h 30 a 20 h, HNE). Ses representants seront heureux de vous aider.

15. Que dois-je faire si mes actions ordinaires sont deposees aupres d'un courtier, d'une banque ou d'un autre nominataire et que j'ai des questions ?

Si vous avez des questions au sujet des Services, veuillez communiquer directement avec votre courtier, votre banque ou votre autre nominataire.

                                                                  Exhibit 10.6

           QUESTIONS AND ANSWERS BOOKLET RELATING TO ODD-LOT SELLING
         PROGRAMS FOR HOLDERS OF 99 OR FEWER COMMON SHARES OF EITHER
           CANADIAN PACIFIC RAILWAY LIMITED AND/OR CP SHIPS LIMITED
                      (TOGETHER WITH FRENCH TRANSLATION)



Canadian Pacific Railway Limited

CP Ships Limited







Odd-Lot Selling Programs
for holders of 99 or fewer
Common Shares of either
Canadian Pacific Railway Limited and /or
CP Ships Limited (the "Programs")





Questions and Answers





If you have questions please contact
Computershare Trust Company
of Canada

Toll-Free (Canada and U.S.): 1-866-982-7999
International: 1-514-982-7800
Email: caregistryinfo@computershare.com
Hours of Operation: 8:30AM - 8:00PM EST1.


1. Am I eligible to participate in the Programs?

All Canadian Pacific Railway Limited and CP Ships Limited (collectively referred to as "We" or the "Companies" and each one is referred to as a "Company") common shareholders ("Shareholders") who, as November 7, 2002 (the "Record Date"), were the registered or beneficial owners of 99 or fewer common shares (an "Odd-Lot") of either of the Companies are eligible to participate in the Programs. Shareholders may participate in either or both of the Programs.

2. How do the Programs benefit me?

You can save brokerage commissions and, if you do not already have one, the inconvenience of opening a brokerage account. The Programs permit you to sell all, but not less than all, of your 99 or fewer common shares of the Company (the "Common Shares") without paying any brokerage commissions or other processing costs. In the absence of the Programs, Odd-Lot common share transactions are generally more expensive to transact, compared to board lot transactions (100 common share multiples).


3. I have decided to participate in the Programs. What do I have to do now?

Step 1: Attach all of your Common Share certificates that represent your ownership of 99 or fewer Common Shares to the appropriate Letter of Transmittal (there is a specific Letter of Transmittal for each Company). If you wish to sell your Odd-Lot in both Companies, complete the Letter of Transmittal for each Company.

Step 2: Sign the Letter of Transmittal exactly as your name(s) appears on the Letter of Transmittal.

Step 3: Check the appropriate box to receive payment in either Canadian or US currency.

Step 4: Send your Letter of Transmittal and Common Share certificate(s) in the enclosed envelope as per the Procedure for Registered Shareholders to Transmit Common Shares to the Program as outlined in the Shareholder Information Booklet. If you wish to sell your Odd-Lot in both Companies, both Letters of Transmittal and all Common Share certificates for both Companies can be sent together in the return envelope. DO NOT SIGN THE BACK OF YOUR COMMON SHARE CERTIFICATE(S).


4. I have decided to participate in the Programs and my Common Shares are held by my broker, bank, or other nominee. What do I have to do now?

Step 1: Contact your broker, bank, or other nominee and clearly indicate your intention to participate in either or both of the Programs to sell your existing Common Shares.

Step 2: If you indicate your intention to sell your Common Shares, please also inform your broker, bank, or other nominee whether you wish to receive payment in either Canadian or US currency.

DO NOT ATTEMPT TO COMMUNICATE YOUR INTENTIONS BY MAIL TO EITHER COMPUTERSHARE TRUST COMPANY OF CANADA OR YOUR BROKER, BANK, OR OTHER NOMINEE. CONTACT YOUR BROKER, BANK, OR OTHER NOMINEE BY TELEPHONE OR BY ALTERNATIVE MEANS.


5. I am a holder of Canadian Pacific Railway Limited Common Shares and CP Ships Limited Common Shares. Do I have to participate in the Programs and if so, do I have to send in my shares for both Companies?

No. The decision to participate in the Programs and to submit your Common Shares of either Company or both Companies is entirely up to you and should be based upon your particular financial circumstances. Eligible shareholders may wish to obtain advice from their stock broker or financial advisor as to the advisability of participating in the Programs. If you do decide to submit your Common Shares for both Companies, you will receive two separate cheques representing the sale of Common Shares in each Company.


6. Will partial sales be accepted?

No. To participate, you must submit ALL Common Shares that represent 99 or fewer Common Shares that are registered in your name. There are no withdrawal rights. You may, if you wish, sell all of your Common Shares of one Company and none of your shares in the other Company.

7. Can I participate if I am a non-resident of Canada?

Yes. The Programs are available to ALL shareholders of the Companies who, as of the Record Date, November 7, 2002, were the registered or beneficial owner of 99 or fewer Common Shares of either of the Companies.


8. If I choose to sell my Common Shares, when will I receive my money?

The order to sell your Common Shares will be placed on the Thursday following receipt of your properly completed Letter(s) of Transmittal and Common Share certificate(s) for any deposits made prior to the close of business on the preceding Tuesday. The price to be received for each Common Share of each Company sold will be the average price of all sales made under each of the Programs pursuant to that sell order. Computershare Trust Company of Canada ("Computershare") will mail you a cheque for the proceeds of the sale of your Common Shares approximately 10 business days after they are sold. If a broker or other nominee holds your Common Shares, the funds will be paid to your broker or nominee who will be responsible for payment to you. Please contact your broker or other nominee for confirmation of receipt of your payment.


9. If I choose to sell my Common Shares, can I receive my payment in U.S.
funds?

Yes. Scotia Capital Inc. and Computershare will arrange for the proceeds from the sale of your Common Shares to be payable in either Canadian or US currency. Please ensure that you check the appropriate box on the Letter(s) of Transmittal. If you do not make an election, the default will be to pay you in Canadian funds. Conversion of funds will be completed using the prevailing exchange rate at the time of sale.


10. If I instruct my broker, bank, or other nominee to deposit my Common Shares to the Programs, can I be paid in US dollars?

Yes. When you contact your broker, bank, or other nominee to indicate your intention to sell your Common Shares, also indicate if you wish to be paid in US dollars. Your broker, bank, or other nominee will complete the Letters of Transmittal on your behalf indicating your intention.


11. How much time do I have?

The Programs will expire on February 7, 2003 (the "Expiry Date"), unless extended. If you wish to participate in the Programs, your Common Share certificate(s) and Letter(s) of Transmittal must be received no later than 4:30 pm MST on that date. If you wish to participate, you are urged to submit your documents as soon as possible.


12. Should I participate?

That decision is up to you. There are various reasons to sell or hold Common Shares. Neither Company nor Computershare make any recommendation as to whether or not you should participate in the Programs. You may wish to talk with your broker or financial advisor for advice.


13. What do I do if my Common Share certificate(s) has been lost or destroyed?

If a Common Share certificate(s) for either one (or both) of the Companies has been lost or destroyed, the corresponding Letter of Transmittal should be completed as fully as possible and you must also complete the enclosed Affidavit of Loss. These documents should be mailed to the Toronto mailing address of Computershare listed in the Shareholder Information Booklet and on the Letters of Transmittal. In addition, to cover the premium for the Surety Bond which is required to replace your lost certificate(s), you will be charged CDN $1.50 per share (if you chose to receive U.S funds, the rate will be US$1.00 per share). This amount will be deducted from the proceeds of the sale of your Common Shares.

14. What if I need assistance in completing the Letters of Transmittal?

If you have any further questions about the Programs, or require assistance in completing your Letters of Transmittal, please call Computershare toll-free (Canada or U.S.) at 1-866-982-7999 (International at 1-514-982-7800), during their hours of operation (8:30am - 8:00 pm EST). They will be happy to assist you.

15. What if my broker, bank, or other nominee holds my Common Shares and I have questions?

If you have any questions regarding the Programs, please contact your broker, bank, or other nominee directly.

Chemin de fer

Canadien Pacifique Limitee

et Navigation CP Limitee







Services de vente pour
les petits investisseurs
a l'intention des porteurs
de 99 actions ordinaires ou moins
de Chemin de fer
Canadien Pacifique Limitee et/ou
de Navigation CP Limitee
(les<< Services>>)





Questions et reponses





Si vous avez des questions, veuillez communiquer avec la Societe de fiducie Computershare du Canada

Sans frais (Canada et Etats-Unis): 1 866 982-7999
International: 1 514 982-7800
Courriel: caregistryinfo@computershare.com
Heures d'ouverture: de 8 h 30 a 20 h, HNE


1. Suis-je admissible aux Services ?

Tous les porteurs d'actions ordinaires (les << actionnaires >>) de Chemin de fer Canadien Pacifique Limitee et de Navigation CP Limitee (collectivement designees par << nous >> ou les << Societes >> et chacune etant une << Societe >>) qui, au 7 novembre 2002 (la << date de cloture des registres >>), etaient les proprietaires inscrits ou les proprietaires veritables de 99 actions ordinaires ou moins (un << lot irregulier >>) de l'une ou l'autre des Societes, sont admissibles. Les actionnaires peuvent recourir aux Services de l'une ou l'autre des Societes ou des deux Societes.


2. En quoi ces services sont-ils avantageux pour moi ?

Vous pouvez economiser les frais de courtage et eviter les inconvenients d'une ouverture de compte de courtage, si vous n'en avez pas deja un. Les Services vous permettent de vendre la totalite de vos 99 actions ordinaires de la Societe (les << actions ordinaires >>) ou moins, en un seul bloc, sans payer de frais de courtage ou autres frais de traitement. En l'absence des Services, les operations sur les lots irreguliers d'actions ordinaires comportent generalement des frais de negociation plus eleves que les operations sur les lots reguliers (multiples de 100 actions ordinaires).


3. J'ai decide de recourir aux Services. Que dois-je faire maintenant ?

1re etape: Joignez tous vos certificats d'actions ordinaires representant vos 99 actions ordinaires ou moins a la Lettre de transmission appropriee (il existe une Lettre de transmission pour chaque Societe). Si vous souhaitez vendre vos lots irreguliers des deux Societes, veuillez remplir la Lettre de transmission de chacune des Societes.

2e etape: Signez la Lettre de transmission en utilisant exactement le(s) nom(s) qui apparait (apparaissent) sur la Lettre de transmission.

3e etape: Cochez la case appropriee pour etre paye soit en dollars canadiens, soit en dollars americains.

4e etape: Envoyez votre Lettre de transmission et le(s) certificat(s) d'actions ordinaires dans l'enveloppe fournie a cette fin, conformement a la Procedure que doivent suivre les actionnaires inscrits pour transmettre des actions ordinaires dans le cadre des Services qui est decrite dans la Brochure d'information a l'intention des actionnaires. Si vous souhaitez vendre vos lots irreguliers des deux Societes, vous pouvez envoyer les Lettres de transmission et tous les certificats d'actions ordinaires des deux Societes dans la meme enveloppe-reponse.

N'ENDOSSEZ PAS VOTRE (VOS) CERTIFICAT(S) D'ACTIONS ORDINAIRES.


4. J'ai decide de recourir aux Services, et mes actions ordinaires sont detenues par mon courtier, ma banque ou un autre nominataire. Que dois-je faire maintenant ?

1re etape: Communiquez avec votre courtier, votre banque ou votre autre nominataire et indiquez-lui clairement votre intention de recourir aux Services de l'une ou l'autre des Societes ou des deux Societes pour vendre vos actions ordinaires.

2e etape: Lorsque vous faites part de votre intention de vendre vos actions ordinaires, veuillez aussi informer votre courtier, votre banque ou votre autre nominataire que vous souhaitez etre paye soit en dollars canadiens, soit en dollars americains.

N'ESSAYEZ PAS DE FAIRE PART DE VOS INTENTIONS PAR LA POSTE A LA SOCIETE DE FIDUCIE COMPUTERSHARE DU CANADA, NI A VOTRE COURTIER, A VOTRE BANQUE OU A UN AUTRE NOMINATAIRE. VEUILLEZ COMMUNIQUER AVEC VOTRE COURTIER, VOTRE BANQUE OU UN AUTRE NOMINATAIRE PAR TELEPHONE OU PAR D'AUTRES MOYENS.


5. Je detiens des actions ordinaires de Chemin de fer Canadien Pacifique Limitee et de Navigation CP Limitee. Dois-je obligatoirement recourir aux Services des deux Societes et, si tel est le cas, dois-je soumettre mes actions des deux Societes ?

Non. La decision de recourir aux Services et de soumettre vos actions ordinaires de l'une ou l'autre des Societes ou des deux Societes vous appartient entierement. Votre decision devrait etre fondee sur votre situation financiere. Les actionnaires admissibles voudront peut-etre prendre conseil aupres de leur courtier en valeurs mobilieres ou de leur conseiller financier a ce sujet. Si vous decidez de soumettre vos actions ordinaires des deux Societes, vous recevrez deux cheques separes representant le produit de la vente des actions ordinaires de chacune des Societes.

6. Les ventes partielles sont-elles possibles ?

Non. Pour participer, vous devez soumettre TOUTES vos actions ordinaires representant 99 actions ordinaires ou moins, immatriculees a votre nom. Il n'y a aucun droit de desistement. Vous pouvez, si vous le desirez, vendre la totalite de vos actions ordinaires de l'une des Societes et aucune de vos actions de l'autre Societe.


7. Puis-je participer si je ne reside pas au Canada ?

Oui. Les Services s'adressent a TOUS les actionnaires des Societes qui, a la date de cloture des registres du 7 novembre 2002, etaient les proprietaires inscrits ou les proprietaires veritables de 99 actions ordinaires ou moins de l'une ou l'autre des Societes.


8. Si je choisis de vendre mes actions ordinaires, quand serai-je paye ?

L'ordre de vente de vos actions ordinaires sera passe le jeudi suivant la reception de votre (vos) Lettre(s) de transmission dument remplie(s), accompagnee(s) de votre (vos) certificat(s) d'actions ordinaires, pour tous les depots faits avant la fermeture des bureaux le mardi precedent. Le prix que vous recevrez pour chaque action ordinaire de chacune des Societes vendue sera le prix moyen de toutes les ventes effectuees en vertu des Services conformement a l'ordre de vente en question. La Societe de fiducie Computershare du Canada (<< Computershare >>) vous enverra par la poste un cheque correspondant au produit de la vente de vos actions ordinaires environ 10 jours ouvrables apres ladite vente. Si vos actions ordinaires sont detenues par un courtier ou un autre nominataire, l'argent sera verse a votre courtier ou nominataire, qui aura la responsabilite de vous payer. Veuillez communiquer avec votre courtier ou votre autre nominataire pour confirmer la reception de votre paiement.


9. Si je choisis de vendre mes actions ordinaires, est-il possible d'etre paye en dollars americains ?

Oui. Scotia Capitaux Inc. et Computershare prendront des dispositions pour vous verser le produit de la vente de vos actions ordinaires soit en dollars canadiens, soit en dollars americains. Veuillez vous assurer que vous cochez la bonne case sur la (les) Lettre(s) de transmission. Si vous n'effectuez aucun choix, vous serez par defaut paye en dollars canadiens. La conversion des fonds se fera au taux de change en vigueur au moment de la vente.


10. Si je donne des instructions a mon courtier, a ma banque, a ma societe de fiducie ou a un autre nominataire de soumettre mes actions ordinaires en vertu des Services, puis-je etre paye en dollars americains ?

Oui. Lorsque vous communiquerez avec votre courtier, votre banque ou votre autre nominataire pour lui faire part de votre intention de vendre vos actions ordinaires, indiquez-lui egalement que vous desirez etre paye en dollars americains. Votre courtier, votre banque ou votre autre nominataire remplira la (les) Lettre(s) de transmission pour vous en specifiant votre choix.


11. Je dispose de combien de temps ?

Les Services prendront fin le 7 fevrier 2003 (la << date d'echeance >>), sauf s'ils sont prolonges. Si vous desirez participer, il faut que votre (vos) certificat(s) d'actions ordinaires et la (les) Lettre(s) de transmission aient ete recus au plus tard a cette date, a 16 h 30, HNR. Si vous souhaitez participer, nous vous demandons de soumettre vos documents le plus rapidement possible.

12. Devrais-je participer ?

Cette decision vous appartient totalement. Les raisons de vendre ou de conserver des actions ordinaires sont nombreuses. Ni les Societes, ni Computershare ne font de recommandations sur la pertinence ou non de votre recours aux Services. Vous voudrez peut-etre consulter votre courtier ou votre conseiller financier a ce sujet.


13. Que dois-je faire si mon (mes) certificat(s) d'actions ordinaires a (ont) ete perdu(s) ou detruit(s) ?

Si un certificat d'actions ordinaires de l'une ou l'autre des Societes ou des deux Societes a ete perdu ou detruit, la Lettre de transmission correspondante devra etre remplie avec le plus de details possible, et vous devrez aussi remplir la Declaration de perte fournie a cette fin. Vous devrez envoyer ces documents a l'adresse postale de Toronto de Computershare indiquee dans la Brochure d'information et sur les Lettres de transmission. En outre, pour couvrir la prime du cautionnement qui est exige pour le remplacement de votre
(vos) certificat(s) perdu(s), vous devrez payer 1,50 $CA par action (si vous choisissez d'etre paye en dollars americains, la prime sera de 1,00 $US par action). Le montant en question sera preleve sur le produit de la vente de vos actions ordinaires.


14. Que dois-je faire si j'ai besoin d'aide pour remplir les Lettres de transmission ?

Si vous avez des questions a propos des Services, ou si vous avez besoin d'aide pour remplir vos Lettres de transmission, n'hesitez pas a appeler Computershare sans frais (au Canada et aux Etats-Unis) au 1 866 982-7999 (International, au 1 514 982-7800), pendant ses heures d'ouverture (de 8 h 30 a 20 h, HNE). Ses representants seront heureux de vous aider.


15. Que dois-je faire si mes actions ordinaires sont deposes aupres d'un courtier, d'une banque ou d'un autre nominataire et que j'ai des questions ?

Si vous avez des questions au sujet des Services, veuillez communiquer directement avec votre courtier, votre banque ou votre autre nominataire.

                                                                  Exhibit 10.7

         CP SHIPS SHAREHOLDER INFORMATION BOOKLET RELATING TO ODD-LOT
         SELLING PROGRAMS FOR HOLDERS OF 99 OR FEWER COMMON SHARES OF
                   CP SHIPS LIMITED DATED NOVEMBER 15, 2002
                      (TOGETHER WITH FRENCH TRANSLATION)



CP Ships Limited







Odd-Lot Selling Program

for holders of 99 or fewer Common Shares of

CP Ships Limited (The "Program")





Shareholder Information Booklet

November 15, 2002





1. Who can Participate?

All common shareholders ("Shareholders") who, as of the record date, November 7, 2002 (the "Record Date"), were the registered or beneficial owners of 99 or fewer common shares (the "Common Shares") of CP Ships Limited (the "Company") are eligible to participate in the Program.

2. Procedure for Registered Shareholders to Transmit Common Shares to the
Program

In order to sell Common Shares through the Program, each registered Shareholder must complete and sign the Letter of Transmittal for ALL of their 99 or fewer Common Shares and send it together with ALL of their Common Share certificates that represent their ownership of 99 or fewer Common Shares of the Company to Computershare Trust Company of Canada, ("Computershare"), at the address below.

THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE SHAREHOLDER AND DELIVERY WILL BE DEEMED EFFECTIVE ONLY WHEN THE REQUIRED DOCUMENTS ARE ACTUALLY RECEIVED. It is recommended that registered mail with return receipt be used and that proper insurance be obtained. If you prefer, the documents can be hand-delivered to Computershare and a receipt obtained.

IF YOU WISH TO PARTICIPATE, YOU MUST SIGN THE LETTER OF TRANSMITTAL INDICATING YOUR INTENTION TO SELL ALL, BUT NOT LESS THAN ALL, OF YOUR 99 OR FEWER COMMON SHARES.

To participate in the Program, you must complete and sign the Letter of Transmittal and mail it together with your certificate(s) for all your 99 or fewer Common Shares in the special return envelope. IF YOU ARE THE REGISTERED OWNER, DO NOT SIGN THE BACK OF YOUR CERTIFICATE(S). Please mail in the special return envelope provided or deliver as follows to one of the offices of Computershare listed below:

If by Mail:                        If by Hand or Courier:
P.O. Box 7021                      Suite 600, 530 - 8th Avenue SW      9th Floor
31 Adelaide St E.                  Calgary, Alberta T2P 3S8            100 University Avenue
Toronto, Ontario M5C 3H2           Attention: Corporate Actions        Toronto, Ontario M5J 2Y1
Attention: Corporate Actions                                           Attention: Corporate Actions

                                   650 de Maisonneuve Blvd W.
                                   Suite 700
                                   Montreal, Quebec
                                   Attention: Corporate Actions

Transmittal of Common Shares is irrevocable and there are no withdrawal rights. The Letter of Transmittal will contain your representation that (a) on the Record Date you owned 99 or fewer Common Shares and that you are transmitting all such Common Shares, or (b) you are the nominee record holder transmitting Common Shares for the beneficial owner thereof, who has made the representations in (a) above to you.

3. Procedure for Beneficial Shareholders to Participate in the Program

All eligible Shareholders whose Common Shares are held in a nominee form (for example, in their broker's name or in the name of a bank or trust company) who wish to participate in the Program, must instruct their broker, bank, or other nominee to arrange for the tendering of the Common Shares to Computershare so that the sale may be effected. Beneficial holders should receive notice from their broker, bank, or other nominee, which you are asked to review and then contact such intermediary to indicate your intention to sell all of your Common Shares. Nominees will be required to acknowledge and give effect to your intentions and they will be required to complete a Letter of Transmittal. By signing a Letter(s) of Transmittal, the broker will be certifying that each beneficial owner for whom a tender of Common Shares is made owns 99 or fewer Common Shares. Do not attempt to communicate your intentions by mail. If you wish to participate in the Program, please contact your broker, bank, or other nominee by telephone or by alternative means.

4.       Signing Authorities

Endorsement of the Common Share certificate(s) is not necessary unless a certificate is registered in the name of a person other than the person signing the Letter of Transmittal. In such case, the certificate must be endorsed or accompanied by a power of attorney signed by the registered holder, with the signature on the endorsement or power of attorney guaranteed by an Eligible Institution (as described in Section 5, below).

Where the Letter of Transmittal or any certificate or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and the Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Company or Computershare, at their discretion, may require additional evidence of authority or additional documentation.

5. Eligible Institution

Eligible Institution means a Canadian Schedule 1 chartered bank, major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these Programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

6. Expiration of the Program

THE PROGRAM WILL EXPIRE ON FEBRUARY 7, 2003, AT 4:30 PM MST, UNLESS EXTENDED. If you wish to submit your Common Shares pursuant to the Program, your properly completed Letter of Transmittal must be received along with your certificate(s) for all your 99 or fewer Common Shares prior to the expiration of the Program. We reserve the right, without having any obligation to do so, to extend, amend or terminate the Program in compliance with the Policy Statement on Small Shareholder Selling and Purchase Arrangements of the Toronto Stock Exchange.

7. Brokerage Firm appointed under the Program

Scotia Capital Inc. ("Scotia Capital") has been appointed the firm to sell Common Shares on your behalf, under the Program. We have made arrangements with Scotia Capital to pay for all commission fees associated with the sale of the Common Shares under the Program.

8. Payment of the Proceeds from the Sale of Common Shares

After receipt by Computershare of a completed Letter of Transmittal in good order, indicating your intention to sell all your 99 or fewer Common Shares, accompanied by your certificate(s) for the Common Shares, Scotia Capital will sell your Common Shares in the open market. For the purposes of the Program, you will be the customer of Scotia Capital and that firm is required to obtain the best available price for you.

Sale orders for Common Shares will be placed each Thursday for Letters of Transmittal and Common Share certificates received in good order by Computershare before the close of business on the preceding Tuesday. Shareholders will receive a price per Common Share under the Program equal to the average price of all Common Shares sold under the Program on that day. The average price for a day is the total proceeds from sales on all orders placed under the Program on that day, divided by the total number of such Common Shares sold under the Program on that day. Payment for Common Shares sold pursuant to the Program will be mailed approximately 10 business days after such sale and the market price of Common Shares may change during that period.

Your authorization to sell, once received, cannot be revoked. There are no withdrawal rights. SHAREHOLDERS WHO PARTICIPATE IN THE PROGRAM WILL NOT HAVE TO PAY BROKERAGE COMMISSIONS FOR THE SALE OF THEIR COMMON SHARES. The Company will pay all respective broker's fees to sell your 99 or fewer Common Shares on your behalf, under the Program; however, please be advised that any broker, bank, or other intermediary which holds your Common Shares may charge you a fee for depositing your Common Shares to the Program.

9. Payment of Sale Proceeds in Canadian or U.S. funds

Scotia Capital and Computershare will arrange for the proceeds from the sale of your Common Shares to be payable in Canadian funds or U.S. funds. PLEASE ENSURE THAT YOU CHECK THE APPROPRIATE BOX ON THE LETTER OF TRANSMITTAL. If you do not make an election, the default will be to pay you in Canadian funds. Conversion of funds will be completed using the prevailing exchange rate at the time of sale.

10. Information About Common Shares

The Common Shares of CP Ships Limited are listed on the Toronto Stock Exchange and the New York Stock Exchange (trading symbol "TEU"). On the Record Date (November 7, 2002), the Common Shares of CP Ships Limited closed at CDN $18.27 on the Toronto Stock Exchange. The high and low closing prices for the latest 52-week period were CDN $19.90 and $13.60.

The current market price is listed in the business section and/or money markets section of most newspapers.

11. Miscellaneous

The tax consequences for each participant in the Program may vary depending upon the particular facts relating to each Shareholder and no representations with respect to such tax consequences are made by the Company. It is recommended that each Shareholder consult his or her own tax advisor as to the tax consequences of the sale of Common Shares pursuant to the Program.

The decision to participate should be based upon a Shareholder's particular financial circumstances and eligible Shareholders may wish to obtain advice from their broker or financial advisor as to the advisability of participating in the Program.

The Company shall have the right to reject any transmittal of its Common Shares not received in proper form or, conversely, to waive any irregularities or conditions of any transmittal. Transmittals will be deemed to be invalid until any irregularities have been waived or resolved to the satisfaction of the Company. The Company and Computershare are under no obligation to notify any Shareholder of an invalid transmittal of Common Shares. If any transmitted Common Shares are not processed because of an invalid or ineligible transmittal, the certificate(s) for such Common Shares will be returned as soon as practicable without expense to the transmitting Shareholder. The Company, Scotia Capital, and Computershare do not accept any responsibility for the price obtained for sale of the Common Shares or the inability to sell any Common Shares on behalf of any Shareholder.

Questions and requests for assistance and additional copies of these materials may be directed to Computershare, as set forth below:

Computershare Trust Company of Canada
Toll-Free (Canada or US): 1-866-982-7999
International: 1-514-982-7800
Email: caregistryinfo@computershare.com
Hours of Operation: 8:30am-8:00pm EST

Chemin de fer Canadien Pacifique Limitee et

Navigation CP Limitee







Services de vente pour les petits investisseurs

a l'intention des porteurs de 99 actions ordinaires ou moins de Chemin de fer Canadien Pacifique Limitee et/ou

de Navigation CP Limitee (les << Services >>)







Brochure d'information a l'intention des actionnaires

Le 15 novembre 2002





1. Qui peut participer ?

Tous les porteurs d'actions ordinaires (les << actionnaires >>) qui, au 7 novembre 2002 (la << date de cloture des registres >>), etaient les proprietaires inscrits ou les proprietaires veritables de 99 actions ordinaires ou moins (les << actions ordinaires >>) de Chemin de fer Canadien Pacifique Limitee et/ou de Navigation CP Limitee (collectivement designees par
<< nous >> ou les << Societes >>), sont admissibles. Les actionnaires peuvent recourir aux Services de l'une ou l'autre des Societes ou des deux Societes.

2. Procedure que doivent suivre les actionnaires inscrits pour transmettre des actions ordinaires dans le cadre des Services

Pour pouvoir vendre ses actions ordinaires par l'intermediaire des Services de l'une ou l'autre des Societes, chaque actionnaire inscrit doit remplir et signer la (les) Lettre(s) de transmission appropriee(s) pour la TOTALITE de ses 99 actions ordinaires ou moins, et l'envoyer (les envoyer) en joignant TOUS ses certificats d'actions ordinaires representant 99 actions ordinaires ou moins de l'une ou l'autre des Societes ou des deux Societes a la Societe de fiducie Computershare du Canada (<< Computershare >>), a l'adresse indiquee ci-dessous.

LE MODE DE LIVRAISON DE TOUS LES DOCUMENTS REQUIS EST AUX CHOIX ET RISQUES DE L'ACTIONNAIRE, ET LA LIVRAISON SERA CONSIDEREE AVOIR ETE EFFECTUEE UNIQUEMENT A LA RECEPTION EFFECTIVE DES DOCUMENTS. Nous vous recommandons d'envoyer les documents par courrier recommande avec accuse de reception, et que l'envoi soit adequatement assure. Si vous le preferez, les documents peuvent etre livres en main propre a Computershare sur remise d'un accuse de reception.

SI VOUS DESIREZ RECOURIR AUX SERVICES, VOUS DEVEZ SIGNER LA (LES) LETTRE(S) DE TRANSMISSION INDIQUANT VOTRE INTENTION DE VENDRE LA TOTALITE DE VOS 99 ACTIONS ORDINAIRES OU MOINS, EN UN SEUL BLOC.

SI VOUS DETENEZ DES ACTIONS ORDINAIRES DES DEUX SOCIETES, VOUS DEVEZ REMPLIR LES DEUX LETTRES DE TRANSMISSION ET SOUMETTRE TOUS LES CERTIFICATS D'ACTIONS REPRESENTANT LES 99 ACTIONS ORDINAIRES OU MOINS DE CHACUNE DES SOCIETES. VOUS POUVEZ EGALEMENT VENDRE VOS ACTIONS ORDINAIRES D'UNE SEULE DES SOCIETES EN REMPLISSANT LA LETTRE DE TRANSMISSION APPROPRIEE. Si vous desirez recourir aux Services, vous devez remplir et signer la (les) Lettre(s) de transmission et l'envoyer (les envoyer) avec le(s) certificat(s) representant la totalite de vos 99 actions ordinaires ou moins, dans l'enveloppe-retour fournie a cette fin. SI VOUS ETES LE PROPRIETAIRE INSCRIT, N'ENDOSSEZ PAS VOTRE (VOS) CERTIFICAT(S). Veuillez envoyer les documents dans l'enveloppe-reponse fournie a cette fin ou les livrer a l'un des bureaux de Computershare dont l'adresse figure ci-dessous:

Envoi par la poste:                Livraison en main propre ou par messagerie:
P.O. Box 7021                      Suite 600, 530 - 8th Avenue S.W.    9th Floor
31 Adelaide Street E.              Calgary, Alberta T2P 3S8            100 University Avenue
Toronto, Ontario M5C 3H2           Attention: Corporate Actions        Toronto, Ontario M5J 2Y1
Attention: Corporate Actions                                           Attention: Corporate Actions

                                   650, boul. de Maisonneuve Ouest
                                   Bureau 700
                                   Montreal (Quebec)
                                   a/s Operations de societes

La transmission des actions ordinaires est irrevocable et ne comporte aucun droit de desistement. La (les) Lettre(s) de transmission contiendra (contiendront) votre declaration stipulant: a) qu'a la date de cloture des registres, vous possediez 99 actions ordinaires ou moins, et que vous transmettez la totalite de ces actions ordinaires, ou b) que vous etes le nominataire du proprietaire inscrit transmettant lesdites actions ordinaires au nom du proprietaire veritable, qui vous a fait la declaration indiquee precedemment en a).

3 Procedure que doivent suivre les proprietaires veritables pour recourir aux Services

Tous les actionnaires admissibles dont les actions ordinaires sont detenues par un nominataire (par exemple, leur courtier, une banque ou une societe de fiducie) qui desirent recourir aux Services doivent demander a leur courtier, a leur banque ou a leur autre nominataire de prendre des dispositions pour soumettre les actions ordinaires a Computershare, de facon a en effectuer la vente. Les proprietaires veritables recevront un avis de leur courtier, leur banque ou leur autre nominataire, que nous vous demandons d'examiner attentivement avant de communiquer avec cet intermediaire pour indiquer votre intention de vendre la totalite de vos actions ordinaires. Les nominataires devront accuser reception et donner suite a vos intentions. Ils devront egalement remplir une (des) Lettre(s) de transmission. En signant une (des) Lettre(s) de transmission, le courtier attestera que chaque proprietaire veritable pour qui une soumission d'actions ordinaires est effectuee detient 99 actions ordinaires ou moins. N'essayez pas de faire connaitre vos intentions par la poste. Si vous desirez souscrire aux Services de l'une ou l'autre des Societes, veuillez communiquer avec votre courtier, votre banque ou votre autre nominataire par telephone ou par d'autres moyens.

4 Delegations de signature

Il n'est pas necessaire d'endosser le(s) certificat(s) d'actions ordinaires, a moins que ledit certificat ne soit immatricule au nom d'une personne autre que la personne qui signe la (les) Lettre(s) de transmission. Dans ce cas, le certificat doit etre endosse ou accompagne d'une procuration signee par le proprietaire inscrit, et la signature de l'endossement ou de la procuration doit etre garantie par une institution admissible (conformement a la definition qui en est donnee a la section 5 ci-dessous).

Dans le cas ou la (les) Lettre(s) de transmission ou tout certificat ou procuration sont signes par une personne agissant pour le compte d'un executeur (liquidateur) testamentaire, d'un administrateur, d'une fiducie, d'un tuteur, d'un fonde de pouvoir, d'un agent, d'une societe, d'un partenariat ou d'une association, ou sont signes par toute autre personne agissant a titre de fiduciaire ou de mandataire, cette personne devra l'indiquer lors de la signature, et la (les) Lettre(s) de transmission devra (devront) etre accompagnee(s) de preuves suffisantes du pouvoir d'agir. Les Societes ou Computershare pourront, a leur discretion, exiger des preuves supplementaires du pouvoir ou des documents additionnels.

5. Institution admissible

<< Institution admissible >> signifie une banque a charte canadienne de
l'Annexe 1, une importante societe de fiducie canadienne, un membre du programme Medallion des agents de transfert de titres (STAMP), un membre du programme Medallion des bourses de valeurs (SEMP) ou un membre du programme Medallion de la Bourse de New York. (MSP). Les membres de ces programmes sont habituellement membres de bourses reconnues au Canada ou aux Etats-Unis, membres de l'Association canadienne des courtiers en valeurs mobilieres, membres de l'association americaine des courtiers en valeurs mobilieres ou de banques ou de societes de fiducie americaines.

6. Fin des Services

LES SERVICES SE TERMINERONT le 17 fevrier 2003 a 16 h 30, HNR, SAUF S'ILS SONT PROLONGES. Si vous desirez soumettre vos actions ordinaires dans le cadre des Services, votre (vos) Lettre(s) de transmission dument remplie(s), ainsi que le(s) certificat(s) representant la totalite de vos 99 actions ordinaires ou moins, doivent avoir ete recus avant la fin des Services. Nous nous reservons le droit, sans aucune obligation de notre part, de prolonger, de modifier ou de mettre fin aux Services conformement a l'enonce de politique sur les services de vente et d'achat pour les petits investisseurs de la Bourse de Toronto.

7. Societe de courtage designee dans le cadre des Services

La societe Scotia Capitaux Inc. (<< Scotia Capitaux >>) a ete designee pour vendre des actions ordinaires en votre nom en vertu des Services de l'une ou l'autre des Societes. Nous avons pris des dispositions avec Scotia Capitaux pour payer toutes les commissions liees a la vente d'actions ordinaires en vertu des Services.

8. Paiement du produit de la vente d'actions ordinaires

Apres reception par Computershare de la (des) Lettre(s) de transmission remplie(s) en bonne et due forme, indiquant votre intention de vendre la totalite de vos 99 actions ordinaires ou moins, accompagnee(s) de votre (vos) certificat(s) representant les actions ordinaires, Scotia Capitaux vendra vos actions sur le marche libre. Aux fins des Services, vous serez le client de Scotia Capitaux, et cette societe aura pour obligation de vous obtenir le meilleur prix disponible.

Les ordres de vente d'actions ordinaires seront passes tous les jeudis pour les Lettres de transmission et les certificats d'actions ordinaires recus en bon ordre par Computershare avant la fermeture des bureaux le mardi precedent. Les actionnaires recevront un prix par action ordinaire en vertu des Services equivalant au prix moyen de toutes les actions ordinaires vendues ce jour-la en vertu des Services. Le prix moyen d'une journee correspondra au total du produit des ventes de tous les ordres passes ce jour-la en vertu des Services, divise par le nombre total d'actions ordinaires vendues en vertu des Services ce jour-la. Le paiement des actions ordinaires vendues en vertu des Services sera envoye par la poste environ 10 jours ouvrables apres ladite vente, et le prix du marche des actions ordinaires peut changer pendant cette periode.

Votre autorisation de vente, une fois recue, ne pourra etre revoquee. Il n'y a aucun droit de desistement. LES ACTIONNAIRES QUI ONT RECOURS AUX SERVICES DE L'UNE OU L'AUTRE DES SOCIETES N'AURONT PAS A VERSER DE COMMISSION DE COURTAGE POUR LA VENTE DE LEURS ACTIONS ORDINAIRES. En vertu des Services, les Societes paieront pour vous tous les frais de courtage lies a la vente de vos 99 actions ordinaires ou moins. Veuillez cependant prendre note que tout courtier, banque ou autre intermediaire qui detient vos actions ordinaires peut exiger de vous des frais pour le depot des actions ordinaires dans le cadre des Services.

9. Paiement du produit de la vente en dollars canadiens ou americains

Scotia Capitaux et Computershare prendront des dispositions pour vous verser le produit de la vente de vos actions ordinaires en dollars canadiens ou en dollars americains. VEUILLEZ VOUS ASSURER QUE VOUS COCHEZ LA BONNE CASE SUR LA
(LES) LETTRE(S) DE TRANSMISSION. Si vous n'effectuez aucun choix, vous serez par defaut paye en dollars canadiens. La conversion des fonds se fera au taux de change en vigueur au moment de la vente.

10. Renseignements sur les actions ordinaires

Les actions ordinaires de Chemin de fer Canadien Pacifique Limitee sont cotees a la Bourse de Toronto et a la Bourse de New York (symbole de negociation:
<< CP >>). A la date de cloture des registres (le 7 novembre 2002), le cours de cloture des actions ordinaires de Chemin de fer Canadien Pacifique Limitee etait de 32,02 $CA a la Bourse de Toronto. Les cours de cloture le plus haut et le plus bas des 52 dernieres semaines ont ete de 37,98 $CA et de 26,93 $CA.

Les actions ordinaires de Navigation CP Limitee sont cotees a la Bourse de Toronto et a la Bourse de New York (symbole de negociation: << TEU >>). A la date de cloture des registres, le cours de cloture des actions ordinaires de Navigation CP Limitee etait de 18,27 $CA a la Bourse de Toronto. Les cours de cloture le plus haut et le plus bas des 52 dernieres semaines ont ete de 19,90 $CA et de 13,60 $CA.

Les cours boursiers des actions des deux Societes figurent a la section economique et/ou a la section des marches financiers de la plupart des journaux.

11. Divers

Les repercussions fiscales pour chaque actionnaire ayant recours aux Services pourront varier en fonction de sa situation particuliere, et les Societes ne font aucune declaration quant aux repercussions fiscales eventuelles. Nous recommandons a chaque actionnaire de consulter son conseiller fiscal pour connaitre l'incidence fiscale de la vente des actions ordinaires en vertu des Services.

La decision de recourir aux Services devrait etre fondee sur la situation financiere de chaque actionnaire. Les actionnaires admissibles voudront peut-etre prendre conseil aupres de leur courtier ou de leur conseiller financier a ce sujet.

Chaque Societe aura le droit de rejeter toute transmission d'actions ordinaires non recue en bonne et due forme ou, inversement, d'annuler toute irregularite ou condition de toute transmission. Les transmissions seront considerees non valides jusqu'a ce que toutes les irregularites aient ete annulees ou resolues de facon satisfaisante pour la Societe appropriee. Les Societes et Computershare ne sont aucunement tenues d'informer un actionnaire de la non-validite de sa (ses) Lettre(s) de transmission. Dans le cas ou des actions ordinaires transmises ne sont pas traitees en raison d'une transmission non valide ou irrecevable, le(s) certificats(s) desdites actions ordinaires sera (seront) retourne(s) aussi vite que possible, et sans frais, a l'actionnaire ayant effectue la transmission. Les Societes, Computershare et Scotia Capitaux n'acceptent aucune responsabilite a l'egard du prix obtenu pour la vente des actions ordinaires ou de l'impossibilite de vendre des actions ordinaires au nom d'un actionnaire.

Les questions et les demandes d'aide ou d'exemplaires supplementaires de ces documents peuvent etre adressees a Computershare comme suit:

Societe de fiducie Computershare du Canada
Sans frais (Canada et Etats-Unis): 1 866 982-7999
International: 1 514 982-7800
Courriel: caregistryinfo@computershare.com
Heures d'ouverture: de 8 h 30 a 20 h, HNE

                                                                  Exhibit 10.8

          SHAREHOLDER INFORMATION BOOKLET RELATING TO ODD-LOT SELLING
         PROGRAMS FOR HOLDERS OF 99 OR FEWER COMMON SHARES OF CANADIAN
        PACIFIC RAILWAY LIMITED AND/OR CP SHIPS LIMITED DATED NOVEMBER
                  15, 2002 (TOGETHER WITH FRENCH TRANSLATION)



Canadian Pacific Railway Limited

CP Ships Limited





Odd-Lot Selling Programs

for holders of 99 or fewer Common Shares of either

Canadian Pacific Railway Limited and/or

CP Ships Limited (The "Programs")





Shareholder Information Booklet

November 15, 2002





1. Who can Participate?

All common shareholders ("Shareholders") who, as of the record date, November 7, 2002 (the "Record Date"), were the registered or beneficial owners of 99 or fewer common shares (the "Common Shares") of either Canadian Pacific Railway Limited and/or CP Ships Limited (collectively referred to as "We" or the "Companies") are eligible to participate in the Programs. Shareholders may participate in either or both of the Programs.

2. Procedure for Registered Shareholders to Transmit Common Shares to the
Programs

In order to sell Common Shares through either Program, each registered Shareholder must complete and sign the appropriate Letter(s) of Transmittal for ALL of their 99 or fewer Common Shares and send it together with ALL of their Common Share certificates that represent their ownership of 99 or fewer Common Shares of either or both of the Companies to Computershare Trust Company of Canada, ("Computershare"), at the address below.

THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE SHAREHOLDER, AND DELIVERY WILL BE DEEMED EFFECTIVE ONLY WHEN THE REQUIRED DOCUMENTS ARE ACTUALLY RECEIVED. It is recommended that registered mail with return receipt be used and that proper insurance be obtained. If you prefer, the documents can be hand-delivered to Computershare and a receipt obtained.

IF YOU WISH TO PARTICIPATE, YOU MUST SIGN THE LETTER(S) OF TRANSMITTAL INDICATING YOUR INTENTION TO SELL ALL, BUT NOT LESS THAN ALL, OF YOUR 99 OR FEWER COMMON SHARES.

IF YOU HOLD COMMON SHARES IN BOTH COMPANIES, YOU MUST COMPLETE BOTH LETTERS OF TRANSMITTAL AND SUBMIT ALL OF YOUR SHARE CERTIFICATES REPRESENTING YOUR 99 OR FEWER COMMON SHARES OF EACH COMPANY. ALTERNATIVELY, YOU MAY SELL YOUR COMMON SHARES IN EITHER COMPANY BY COMPLETING THE APPROPRIATE LETTER OF TRANSMITTAL.

To participate in the Programs, you must complete and sign the Letter(s) of Transmittal and mail it together with your certificate(s) for all your 99 or fewer Common Shares in the special return envelope. IF YOU ARE THE REGISTERED OWNER, DO NOT SIGN THE BACK OF YOUR CERTIFICATE(S). Please mail in the special return envelope provided or deliver as follows to one of the offices of Computershare listed below:

If by Mail:                        If by Hand or Courier:
P.O. Box 7021                      Suite 600, 530 - 8th Avenue SW      9th Floor
31 Adelaide St E.                  Calgary, Alberta T2P 3S8            100 University Avenue
Toronto, Ontario M5C 3H2           Attention: Corporate Actions        Toronto, Ontario M5J 2Y1
Attention: Corporate Actions                                           Attention: Corporate Actions

                                   650 de Maisonneuve Blvd W.
                                   Suite 700
                                   Montreal, Quebec
                                   Attention: Corporate Actions

Transmittal of Common Shares is irrevocable and there are no withdrawal rights. The Letter(s) of Transmittal will contain your representation that (a) on the Record Date you owned 99 or fewer Common Shares and that you are transmitting all such Common Shares, or (b) you are the nominee record holder transmitting Common Shares for the beneficial owner thereof, who has made the representations in (a) above to you.

3. Procedure for Beneficial Shareholders to Participate in the Programs

All eligible Shareholders whose Common Shares are held in a nominee form (for example, in their broker's name or in the name of a bank or trust company) who wish to participate in the Programs, must instruct their broker, bank, or other nominee to arrange for the tendering of the Common Shares to Computershare so that the sale may be effected. Beneficial holders should receive notice from their broker, bank, or other nominee, which you are asked to review and then contact such intermediary to indicate your intention to sell all of your Common Shares. Nominees will be required to acknowledge and give effect to your intentions and they will be required to complete a Letter(s) of Transmittal. By signing a Letter(s) of Transmittal, the broker will be certifying that each beneficial owner for whom a tender of Common Shares is made owns 99 or fewer Common Shares.

Do not attempt to communicate your intentions by mail. If you wish to participate in either Program, please contact your broker, bank, or other nominee by telephone or by alternative means.

4. Signing Authorities

Endorsement of the Common Share certificate is not necessary unless a certificate is registered in the name of a person other than the person signing the Letter(s) of Transmittal. In such case, the certificate must be endorsed or accompanied by a power of attorney signed by the registered holder, with the signature on the endorsement or power of attorney guaranteed by an Eligible Institution (as described in Section 5, below).

Where the Letter(s) of Transmittal or any certificate or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and the Letter(s) of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Companies or Computershare, at their discretion, may require additional evidence of authority or additional documentation.

5. Eligible Institution

Eligible Institution means a Canadian Schedule 1 chartered bank, major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

6. Expiration of the Programs

THE PROGRAMS WILL EXPIRE ON February 7, 2003 AT 4:30 PM MST, UNLESS EXTENDED. If you wish to submit your Common Shares pursuant to the Programs, your properly completed Letter(s) of Transmittal must be received along with your certificate(s) for all your 99 or fewer Common Shares prior to the expiration of the Programs. We reserve the right, without having any obligation to do so, to extend, amend or terminate the Programs in compliance with the Policy Statement on Small Shareholder Selling and Purchase Arrangements of the Toronto Stock Exchange.

7. Brokerage Firm appointed under the Programs

Scotia Capital Inc. ("Scotia Capital") has been appointed the firm to sell Common Shares on your behalf, under either Program. We have made arrangements with Scotia Capital to pay for all commission fees associated with the sale of the Common Shares under the Programs.

8. Payment of the Proceeds from the Sale of Common Shares

After receipt by Computershare of the completed Letter(s) of Transmittal in good order, indicating your intention to sell all your 99 or fewer Common Shares, accompanied by your certificate(s) for the Common Shares, Scotia Capital will sell your Common Shares in the open market. For the purposes of the Programs, you will be the customer of Scotia Capital and that firm is required to obtain the best available price for you.

Sale orders for Common Shares will be placed each Thursday for Letter(s) of Transmittal and Common Share certificate(s) received in good order by Computershare before the close of business on the preceding Tuesday. Shareholders will receive a price per Common Share under each Program equal to the average price of all Common Shares sold under each Program on that day. The average price for a day is the total proceeds from sales on all orders placed under each Program on that day, divided by the total number of such Common Shares sold under each Program on that day. Payment for Common Shares sold pursuant to the Programs will be mailed approximately 10 business days after such sale and the market price of Common Shares may change during that period.

Your authorization to sell, once received, cannot be revoked. There are no withdrawal rights. SHAREHOLDERS WHO PARTICIPATE IN EITHER PROGRAM WILL NOT HAVE TO PAY BROKERAGE COMMISSIONS FOR THE SALE OF THEIR COMMON SHARES. The Companies will pay all respective broker's fees to sell your 99 or fewer Common Shares on your behalf, under the Programs; however, please be advised that any broker, bank, or other intermediary which holds your Common Shares may charge you a fee for depositing your Common Shares to the Programs.

9. Payment of Sale Proceeds in Canadian or U.S. funds

Scotia Capital and Computershare will arrange for the proceeds from the sale of your Common Shares to be payable in Canadian funds or U.S. funds. PLEASE ENSURE THAT YOU CHECK THE APPROPRIATE BOX ON THE LETTER(S) OF TRANSMITTAL. If you do not make an election, the default will be to pay you in Canadian funds. Conversion of funds will be completed using the prevailing exchange rate at the time of sale.

10. Information About Common Shares

The Common Shares of Canadian Pacific Railway Limited are listed on the Toronto Stock Exchange and the New York Stock Exchange (trading symbol "CP"). On the Record Date (November 7, 2002), the Common Shares of Canadian Pacific Railway Limited closed at CDN $32.02 on the Toronto Stock Exchange. The high and low closing prices for the latest 52-week period were CDN $37.98 and $26.93.

The Common Shares of CP Ships Limited are listed on the Toronto Stock Exchange and the New York Stock Exchange (trading symbol "TEU"). On the Record Date, the Common Shares of CP Ships Limited closed at CDN $18.27 on the Toronto Stock Exchange. The high and low closing prices for the latest 52-week period were CDN $19.90 and $13.60.

The current market price for both Companies is listed in the business section and/or money markets section of most newspapers.

11. Miscellaneous

The tax consequences for each participant in the Programs may vary depending upon the particular facts relating to each Shareholder and no representations with respect to such tax consequences are made by the Companies. It is recommended that each Shareholder consult his or her own tax advisor as to the tax consequences of the sale of Common Shares pursuant to the Programs.

The decision to participate should be based upon a Shareholder's particular financial circumstances and eligible Shareholders may wish to obtain advice from their broker or financial advisor as to the advisability of participating in the Programs.

Each Company shall have the right to reject any transmittal of its Common Shares not received in proper form or, conversely, to waive any irregularities or conditions of any transmittal. Transmittals will be deemed to be invalid until any irregularities have been waived or resolved to the satisfaction of the appropriate Company. The Companies and Computershare are under no obligation to notify any Shareholder of an invalid Letter(s) of Transmittal of Common Shares. If any transmitted Common Shares are not processed because of an invalid or ineligible transmittal, the certificate(s) for such Common Shares will be returned as soon as practicable without expense to the transmitting Shareholder. The Companies, Scotia Capital, and Computershare do not accept any responsibility for the price obtained for sale of the Common Shares or the inability to sell any Common Shares on behalf of any Shareholder.

Questions and requests for assistance and additional copies of these materials may be directed to Computershare, as set forth below:

Computershare Trust Company of Canada
Toll-Free (Canada or US): 1-866-982-7999
International: 1-514-982-7800
Email: caregistryinfo@computershare.com
Hours of Operation: 8:30am-8:00pm EST

Navigation CP Limitee





Services de vente pour les petits investisseurs

a l'intention des porteurs de 99 actions ordinaires ou moins de Navigation

CP Limitee (les<< Services>>)





Brochure d'information a l'intention des actionnaires

Le 15 novembre 2002





1. Qui peut participer ?

Tous les porteurs d'actions ordinaires (les << actionnaires >>) qui, au 7 novembre 2002 (la << date de cloture des registres >>), etaient les proprietaires inscrits ou les proprietaires veritables de 99 actions ordinaires ou moins (les << actions ordinaires >>) de Navigation CP Limitee (la << Societe >>), sont admissibles.

2. Procedure que doivent suivre les actionnaires inscrits pour transmettre des actions ordinaires dans le cadre des Services

Pour pouvoir vendre ses actions ordinaires par l'intermediaire des Services, chaque actionnaire inscrit doit remplir et signer la Lettre de transmission pour la TOTALITE de ses 99 actions ordinaires ou moins, et l'envoyer en joignant TOUS ses certificats d'actions ordinaires representant 99 actions ordinaires ou moins de la Societe a la Societe de fiducie Computershare du Canada (" Computershare "), a l'adresse indiquee ci-dessous.

LE MODE DE LIVRAISON DE TOUS LES DOCUMENTS REQUIS EST AUX CHOIX ET RISQUES DE L'ACTIONNAIRE, ET LA LIVRAISON SERA CONSIDEREE AVOIR ETE EFFECTUEE UNIQUEMENT A LA RECEPTION EFFECTIVE DES DOCUMENTS. Nous vous recommandons d'envoyer les documents par courrier recommande avec accuse de reception, et que l'envoi soit adequatement assure. Si vous le preferez, les documents peuvent etre livres en main propre a Computershare sur remise d'un accuse de reception.

SI VOUS DESIREZ RECOURIR AUX SERVICES, VOUS DEVEZ SIGNER LA LETTRE DE TRANSMISSION INDIQUANT VOTRE INTENTION DE VENDRE LA TOTALITE DE VOS 99 ACTIONS ORDINAIRES OU MOINS, EN UN SEUL BLOC.

Si vous desirez recourir aux Services, vous devez remplir et signer la Lettre de transmission et l'envoyer avec le(s) certificat(s) representant la totalite de vos 99 actions ordinaires ou moins, dans l'enveloppe-retour fournie a cette fin. SI VOUS ETES LE PROPRIETAIRE INSCRIT, N'ENDOSSEZ PAS VOTRE (VOS) CERTIFICAT(S).

Veuillez envoyer les documents dans l'enveloppe-reponse fournie a cette fin ou les livrer a l'un des bureaux de Computershare dont l'adresse figure ci-dessous:

Envoi par la poste:                Livraison en main propre ou par messagerie:
P.O. Box 7021                      Suite 600, 530 - 8th Avenue S.W.    9th Floor
31 Adelaide Street E.              Calgary, Alberta T2P 3S8            100 University Avenue
Toronto, Ontario M5C 3H2           Attention: Corporate Actions        Toronto, Ontario M5J 2Y1
Attention: Corporate                                                   Attention: Corporate Actions
Actions
                                   650, boul. de Maisonneuve Ouest
                                   Bureau 700
                                   Montreal (Quebec)
                                   a/s Operations de societes

La transmission des actions ordinaires est irrevocable et ne comporte aucun droit de desistement. La Lettre de transmission contiendra votre declaration stipulant: a) qu'a la date de cloture des registres, vous possediez 99 actions ordinaires ou moins, et que vous transmettez la totalite de ces actions ordinaires, ou b) que vous etes le nominataire du proprietaire inscrit transmettant lesdites actions ordinaires au nom du proprietaire veritable, qui vous a fait la declaration indiquee precedemment en a).

3. Procedure que doivent suivre les proprietaires veritables pour recourir aux Services

Tous les actionnaires admissibles dont les actions ordinaires sont detenues par un nominataire (par exemple, leur courtier, une banque ou une societe de fiducie) qui desirent recourir aux Services doivent demander a leur courtier, a leur banque ou a leur autre nominataire de prendre des dispositions pour soumettre les actions ordinaires a Computershare, de facon a en effectuer la vente. Les proprietaires veritables recevront un avis de leur courtier, leur banque ou leur autre nominataire, que nous vous demandons d'examiner attentivement avant de communiquer avec cet intermediaire pour indiquer votre intention de vendre la totalite de vos actions ordinaires. Les nominataires devront accuser reception et donner suite a vos intentions. Ils devront egalement remplir une Lettre de transmission. En signant une Lettre de transmission, le courtier attestera que chaque proprietaire veritable pour qui une soumission d'actions ordinaires est effectuee detient 99 actions ordinaires ou moins. N'essayez pas de faire connaitre vos intentions par la poste. Si vous desirez souscrire aux Services, veuillez communiquer avec votre courtier, votre banque ou votre autre nominataire par telephone ou par d'autres moyens.

4. Delegations de signature

Il n'est pas necessaire d'endosser le(s) certificat(s) d'actions ordinaires, a moins que ledit certificat ne soit immatricule au nom d'une personne autre que la personne qui signe la Lettre de transmission. Dans ce cas, le certificat doit etre endosse ou accompagne d'une procuration signee par le proprietaire inscrit, et la signature de l'endossement ou de la procuration doit etre garantie par une institution admissible (conformement a la definition qui en est donnee a la section 5 ci-dessous).

Dans le cas ou la Lettre de transmission ou tout certificat ou procuration sont signes par une personne agissant pour le compte d'un executeur (liquidateur) testamentaire, d'un administrateur, d'une fiducie, d'un tuteur, d'un fonde de pouvoir, d'un agent, d'une societe, d'un partenariat ou d'une association, ou sont signes par toute autre personne agissant a titre de fiduciaire ou de mandataire, cette personne devra l'indiquer lors de la signature, et la Lettre de transmission devra etre accompagnee de preuves suffisantes du pouvoir d'agir. La Societe ou Computershare pourront, a leur discretion, exiger des preuves supplementaires du pouvoir ou des documents additionnels.

5. Institution admissible

<< Institution admissible >> signifie une banque a charte canadienne de
l'Annexe 1, une importante societe de fiducie canadienne, un membre du programme Medallion des agents de transfert de titres (STAMP), un membre du programme Medallion des bourses de valeurs (SEMP) ou un membre du programme Medallion de la Bourse de New York. (MSP). Les membres de ces programmes sont habituellement membres de bourses reconnues au Canada ou aux Etats-Unis, membres de l'Association canadienne des courtiers en valeurs mobilieres, membres de l'association americaine des courtiers en valeurs mobilieres ou de banques ou de societes de fiducie americaines.

6. Fin des Services

LES SERVICES SE TERMINERONT le 17 fevrier 2003 a 16 h 30, HNR, SAUF S'ILS SONT PROLONGES. Si vous desirez soumettre vos actions ordinaires dans le cadre des Services, votre Lettre de transmission dument remplie, ainsi que le(s) certificat(s) representant la totalite de vos 99 actions ordinaires ou moins, doivent avoir ete recus avant la fin des Services. Nous nous reservons le droit, sans aucune obligation de notre part, de prolonger, de modifier ou de mettre fin aux Services conformement a l'enonce de politique sur les services de vente et d'achat pour les petits investisseurs de la Bourse de Toronto.

7. Societe de courtage designee dans le cadre des Services

La societe Scotia Capitaux Inc. (<< Scotia Capitaux >>) a ete designee pour vendre des actions ordinaires en votre nom en vertu des Services. Nous avons pris des dispositions avec Scotia Capitaux pour payer toutes les commissions liees a la vente d'actions ordinaires en vertu des Services.

8. Paiement du produit de la vente d'actions ordinaires

Apres reception par Computershare de la Lettre de transmission remplie en bonne et due forme, indiquant votre intention de vendre la totalite de vos 99 actions ordinaires ou moins, accompagnee de votre (vos) certificat(s) representant les actions ordinaires, Scotia Capitaux vendra vos actions sur le marche libre. Aux fins des Services, vous serez le client de Scotia Capitaux, et cette societe aura pour obligation de vous obtenir le meilleur prix disponible.

Les ordres de vente d'actions ordinaires seront passes tous les jeudis pour les Lettres de transmission et les certificats d'actions ordinaires recus en bon ordre par Computershare avant la fermeture des bureaux le mardi precedent. Les actionnaires recevront un prix par action ordinaire en vertu des Services equivalant au prix moyen de toutes les actions ordinaires vendues ce jour-la en vertu des Services. Le prix moyen d'une journee correspondra au total du produit des ventes de tous les ordres passes ce jour-la en vertu des Services, divise par le nombre total d'actions ordinaires vendues en vertu des Services ce jour-la. Le paiement des actions ordinaires vendues en vertu des Services sera envoye par la poste environ 10 jours ouvrables apres ladite vente, et le prix du marche des actions ordinaires peut changer pendant cette periode.

Votre autorisation de vente, une fois recue, ne pourra etre revoquee. Il n'y a aucun droit de desistement. LES ACTIONNAIRES QUI ONT RECOURS AUX SERVICES N'AURONT PAS A VERSER DE COMMISSION DE COURTAGE POUR LA VENTE DE LEURS ACTIONS ORDINAIRES. En vertu des Services, la Societe paiera pour vous tous les frais de courtage lies a la vente de vos 99 actions ordinaires ou moins. Veuillez cependant prendre note que tout courtier, banque ou autre intermediaire qui detient vos actions ordinaires peut exiger de vous des frais pour le depot des actions ordinaires dans le cadre des Services.

9. Paiement du produit de la vente en dollars canadiens ou americains

Scotia Capitaux et Computershare prendront des dispositions pour vous verser le produit de la vente de vos actions ordinaires en dollars canadiens ou en dollars americains. VEUILLEZ VOUS ASSURER QUE VOUS COCHEZ LA BONNE CASE SUR LA LETTRE DE TRANSMISSION. Si vous n'effectuez aucun choix, vous serez par defaut paye en dollars canadiens. La conversion des fonds se fera au taux de change en vigueur au moment de la vente.

10. Renseignements sur les actions ordinaires

Les actions ordinaires de Navigation CP Limitee sont cotees a la Bourse de Toronto et a la Bourse de New York (symbole de negociation: << TEU >>). A la date de cloture des registres, le cours de cloture des actions ordinaires de Navigation CP Limitee etait de 18,27 $CA a la Bourse de Toronto. Les cours de cloture le plus haut et le plus bas des 52 dernieres semaines ont ete de 19,90 $CA et de 13,60 $CA.

Les cours boursiers des actions figurent a la section economique et/ou a la section des marches financiers de la plupart des journaux.

11. Divers

Les repercussions fiscales pour chaque actionnaire ayant recours aux Services pourront varier en fonction de sa situation particuliere, et la Societe ne fait aucune declaration quant aux repercussions fiscales eventuelles. Nous recommandons a chaque actionnaire de consulter son conseiller fiscal pour connaitre l'incidence fiscale de la vente des actions ordinaires en vertu des Services.

La decision de recourir aux Services devrait etre fondee sur la situation financiere de chaque actionnaire. Les actionnaires admissibles voudront peut-etre prendre conseil aupres de leur courtier ou de leur conseiller financier a ce sujet.

La Societe aura le droit de rejeter toute transmission d'actions ordinaires non recue en bonne et due forme ou, inversement, d'annuler toute irregularite ou condition de toute transmission. Les transmissions seront considerees non valides jusqu'a ce que toutes les irregularites aient ete annulees ou resolues de facon satisfaisante pour la Societe. La Societe et Computershare ne sont aucunement tenues d'informer un actionnaire de la non-validite de sa Lettre de transmission. Dans le cas ou des actions ordinaires transmises ne sont pas traitees en raison d'une transmission non valide ou irrecevable, le(s) certificats(s) desdites actions ordinaires sera (seront) retourne(s) aussi vite que possible, et sans frais, a l'actionnaire ayant effectue la transmission. La Societe, Computershare et Scotia Capitaux n'acceptent aucune responsabilite a l'egard du prix obtenu pour la vente des actions ordinaires ou de l'impossibilite de vendre des actions ordinaires au nom d'un actionnaire.

Les questions et les demandes d'aide ou d'exemplaires supplementaires de ces documents peuvent etre adressees a Computershare comme suit:

Societe de fiducie Computershare du Canada
Sans frais (Canada et Etats-Unis): 1 866 982-7999
International: 1 514 982-7800
Courriel: caregistryinfo@computershare.com
Heures d'ouverture: de 8 h 30 a 20 h, HNE